Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

THIRD QUARTER ENDED SEPTEMBER 30, 2010

Index

Forward-looking statements	2
Executive summary	3
Overview	4
Third Quarter 2010 Highlights	5
Attributable gold production and cash cost per ounce	9
Niobium production, sales and operating margin	10
Attributable gold sales volume and realized price	10
Summarized financial results	11
Cash flow	14
Quarterly financial review	15
Market trends	15
Results of operations	17
Development projects	26
Exploration	28
Financial position	33
2010-Outlook	38
Disclosure controls and procedures and internal controls over financial reporting	39
Changes in Canadian accounting policies	40
Risks and uncertainties	44
Supplemental information to the management’s discussion and analysis	45
Mining operations production data	52

The following Management’s Discussion and Analysis (“MD&A”), dated November 5, 2010, should be read in conjunction with the Company’s MD&A for the year ended December 31, 2009, the Company’s annual consolidated financial statements at December 31, 2009 and related notes thereto, the supplementary financial information included in the Company’s annual report, and the unaudited consolidated interim financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are expressed in US dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the global price of gold, niobium, copper or certain other commodities (such as silver, fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business.

With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of such projects. Known and unknown risks inherent in all development projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in either case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Executive Summary

IAMGOLD Corporation (“IAMGOLD”, “IMG”, or the “Company”) is committed to building a premier gold company through a disciplined growth strategy and efficient owner managed operations. The third quarter was marked by a number of significant events for IAMGOLD:

•	Record attributable gold production of 256,000 ounces.

•	On July 16, 2010, IAMGOLD commenced commercial production at Essakane in Burkina Faso, the Company’s newest and second largest mine after Rosebel.

•

IAMGOLD also announced effective as of November 1, 2010 the appointment of Stephen J.J. Letwin, as President and Chief Executive Officer of the Company. Steve takes over from Peter C. Jones, the Interim President and Chief Executive Officer since January 2010. Peter C. Jones will continue to serve as a member of the Board of Directors of IAMGOLD.

•

In line with the Company’s growth strategy, IAMGOLD announced an additional $9.1 million in exploration spend for 2010 compared to the initial guidance, accelerating work on promising results at the Company’s joint ventures in West Africa and the Charmagne discovery in Suriname as well as supplemental funding for near-mine exploration.

Subsequent to the end of the third quarter, in October 2010, the Company launched a feasibility study to review the expansion of the Essakane mine and capitalize on promising findings with the potential to increase annual production to a range of 450,000 to 470,000 ounces and further solidify the Company’s tri-mine (Rosebel, Essakane, Westwood) million-ounce-platform.

Record gold production in the third quarter did not all materialize into sales as 46,000 ounces remained in inventory. At the end of the third quarter, an estimated 29,000 ounces of production was retained as in-process or unsold bullion inventory at Essakane due to the operational ramp-up profile and timing of shipments. Drawdown of these in-process inventories at Essakane to more normal operating levels is expected to occur in the fourth quarter. As of the date of this report, more than 57,000 ounces have been sold or available for sale from the Essakane production. In addition for the third quarter, 10,000 ounces of production of gold at Mouska were not sold as batch processing started in the second half of September, and production exceeded ounces sold by 7,000 ounces at Rosebel.

Throughput at the Essakane mill is ramping up and averaged over 17,400 tonnes per day in September with peaks of 23,000 tonnes per day. The objective for 2011 is to average over 24,500 tonnes per day or 9.0 million tonnes per annum when processing soft rock in the initial years of the operation.

Development continues at the Westwood project in the province of Québec in Canada. Shaft sinking is now expected to achieve a depth of 1,100 metres by year end.

Net earnings of $40.8 million ($0.11 per share), decreased $24.1 million from the third quarter of 2009. Adjusted net earnings1 during the third quarter of 2010 of $50.0 million ($0.13 Earnings Per Share (“EPS”)) are lower by $1.7 million compared to the third quarter of 2009. In the third quarter, the effective tax rate increased to 43% mainly due to fluctuations in exchange rates for foreign currency in those jurisdictions where the tax currency is not the US dollar, and the mix of income earned across the taxable jurisdictions. Adjusting for the tax impact in the quarter and a normalized sales profile for Essakane (15,000 of the above 47,000 ounces), adjusted EPS would increase by $0.04 in the third quarter of 2010.

The Company is updating its forecast for gold production in 2010 to between 940,000 and 970,000 ounces. This is a decrease compared to previous guidance mainly due to production ramp issues being experienced at Essakane. Cash costs per ounce1 are now estimated at between $565 and $585 per ounce reflecting the impact of the lower Essakane production and the impact of an increasing gold price on royalty costs

The Company plans to incur $86.8 million in exploration activities during the year. Exploration expenditures for the first nine months of 2010 totaled $61.0 million in support of the Company’s intention to capitalize on recent promising exploration and drilling results at existing mine sites and a number of greenfield locations.

1 Adjusted net earnings and adjusted net earnings per share, Cash cost per ounce, and niobium operating margin are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

OVERVIEW

IAMGOLD is an established mining and exploration company. IAMGOLD’s interests include eight operating gold mines and a niobium producer, a diamond royalty, and exploration and development projects located throughout Africa and the Americas. The Essakane project began commercial production on July 16, 2010. The Company’s advanced exploration and development projects include the Westwood project in Canada and the Quimsacocha project in Ecuador.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and development projects (“E&D”).

		Reporting	Geographic	IAMGOLD Share
Site	Operator	Segment	Location	2010	2009
Rosebel mine	IAMGOLD	Gold	Suriname	95%	95%
Essakane mine(a)	IAMGOLD	E&D	Burkina Faso	90%	90%
Doyon division(b )	IAMGOLD	Gold	Canada	100%	100%
Mupane mine	IAMGOLD	Gold	Botswana	100%	100%
Niobec mine	IAMGOLD	Non-gold	Canada	100%	100%
Quimsacocha project	IAMGOLD	E&D	Ecuador	100%	100%
Joint Ventures:
Sadiola mine(c)	AngloGold Ashanti	Gold	Mali	41%	41%
Yatela mine	AngloGold Ashanti	Gold	Mali	40%	40%
Working Interests:
Tarkwa mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%
Damang mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%

(a)	The construction of the Essakane mine is completed and commercial production began on July 16, 2010.
(b)

The Doyon division includes the Doyon mine, the Mouska mine and the Westwood project. The Doyon mine operations ended in December 2009. The Westwood project is planned for commercial production in early 2013.

(c)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Third Quarter 2010 Highlights

Financial Results and Position

•

Net earnings of $40.8 million ($0.11 per share), decreased $24.1 million from the third quarter of 2009. Adjusted net earnings[1] of $50.0 million ($0.13 per share1) decreased by $1.7 million from the third quarter of 2009 adjusted net earnings of $51.7 million ($0.14 per share). The impact of a higher gold price was more than offset by lower volume of ounces sold, higher mining costs and higher taxes.

•

Operating cash flow was $64.9 million ($0.17 per share2), a decrease of 27% compared to $89.3 million ($0.24 per share) in the third quarter of 2009. The decrease is mainly due to the ramp-up investment in inventory and supplies for the new Essakane mine.

•

The Company’s financial position continued to be strong with $593.4 million in available funds and reflects an increase from last quarter as the spending on the construction phase of Essakane has concluded. Cash, cash equivalents and gold bullion (at market) were $243.4 million. The available credit was $350.0 million at September 30, 2010.

Production and Cash Cost

•	Record gold production of 256,000 ounces with average cash cost[1] of $577 per ounce.

•	Strong niobium production of 1.1 million kilograms, an 8% increase over the third quarter of 2009, and an operating margin[1] of $19 per kilogram.

Essakane Mine, Burkina Faso

•

Essakane gold mine achieved commercial production effective July 16, 2010. The plant began to process material in late June 2010 and met targeted performance criteria consistently for 30 consecutive days (the “start-up period”) in order to declare commercial production.

•

Throughput at the mill is ramping up and averaged over 17,400 tonnes per day in September with peaks of 23,000 tonnes per day. The current objective is to average over 24,500 tonnes per day or 9.0 million tonnes per annum in 2011 when processing soft rock in the initial years of the operation. The site produced 47,000 ounces of gold during its first production quarter. Sales were lower than expected as a result of the timing of shipments and the fact that the mine was still in ramp up phase.

•

Essakane is experiencing an operational issue with the mill, which has been down for the first week of November. As the nature and the resolution of the issue is uncertain, the Company’s production guidance has been adjusted downwards based on the assumption that Essakane will be down for a period of three weeks. The Company plans to update the market once the issue is resolved or extends beyond three weeks.

•

On October 20, 2010, the Company launched a feasibility study to review the expansion of the Essakane mine. The expansion could potentially increase production from the currently estimated life-of-mine average production of 315,000 ounces per year to an estimated range of between 450,000 and 470,000 ounces per year. Assuming a positive outcome of the study, construction could commence in the fourth quarter of 2011.

2010 Revised Guidance

•

Given the expected shutdown at Essakane and an updated production ramp assumption, the Company has revised its gold production guidance from a range of between 980,000 and 1,010,000 ounces to a range of between 940,000 and 970,000 ounces. Although the CIL plant is running well, subsequent to the end of the third quarter, Essakane expericenced some electrical problems with its grinding mill. Until these problems are resolved, management will maintain a broad range for its production guidance.

[1]

Adjusted net earnings and adjusted net earnings per share, Cash cost per ounce, and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures.

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

•

In recognition of lower production at Essakane, the Company has revised its guidance for the average cash costs for gold from a range of between $530 and $550 per ounce to a range of between $565 and $585 per ounce. This also reflects the impact of an increasing gold price on royalty costs.

Development Projects

•

At the Westwood project in Québec, shaft sinking is expected to achieve a depth of 1,100 metres by year end. The exploration and ore delineation drilling programs continue to validate prior resource models. Commercial production at Westwood is expected to commence in early 2013.

•	The Sadiola sulphide project feasibility study is expected to be completed by the end of 2010.

Financial Results

Revenues were $254.1 million in the third quarter of 2010, an 8% increase from the third quarter of 2009 mainly due to an increase in gold prices. Notwithstanding production of ounces of gold were up 5%, ounces sold were down 11% mainly due to the Essakane production ramp-up profile and mid-September start of batch processing at Mouska.

In the third quarter of 2010, net earnings were $40.8 million ($0.11 per share) as compared to $64.9 million ($0.18 per share) in the third quarter of 2009. Adjusted net earnings1 of $50.0 million ($0.13 per share1) decreased by $1.7 million as compared to the third quarter of 2009 adjusted net earnings of $51.7 million ($0.14 per share). The main variations in adjusted net earnings are explained on page 12.

Financial Position

The Company’s cash, cash equivalents and gold bullion (at market value) position remains strong with $243.4 million available at September 30, 2010 compared to $300.1 million available at December 31, 2009. During the first nine months of 2010, cash and cash equivalents decreased mainly due to capital expenditures at the development projects partially offset by operating cash flows from existing operations and dividends received from working interests. The Company’s financial position reflects an increase from last quarter as the construction phase of Essakane has transitioned to commercial production starting July 16, 2010.

As at September 30, 2010, $350.0 million was available under the credit facility. The credit facility amount was increased on March 25, 2010 from a $140.0 million secured revolving credit facility to a $350.0 million unsecured revolving credit facility. In addition, on April 23, 2010, the Company entered into a $50.0 million revolving facility for the issuance of letters of credit.

In 2010, the Company plans total capital expenditures of $408.0 million. Exploration expenses for the year are expected to be $42.6 million. The Company is well positioned to fund its 2010 requirements for exploration and development projects. Capital expenditures in the third quarter of 2010 were $56.6 million ($307.5 million during the first nine months of 2010). Based on a retrospective technical calculation performed during the third quarter, commercial production at Essakane was deemed to have commenced on July 16, 2010. The Company also advanced the Westwood development project. Mill expansion and paste backfill projects at the Niobec mine were completed.

In September 2010, the Company issued 403,064 additional flow-through shares at C$24.81 per share for gross proceeds of C$10.0 million to fund prescribed resource expenditures on the Westwood project. This is in addition to previously issued flow-through shares in March 2010, with 1,575,000 flow-through shares at C$20 per share for gross proceeds of C$31.5 million.

1 Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Production and Cash Cost

Gold production for the third quarter of 2010 was a record 256,000 attributable ounces at an average cash cost1 of $577 per ounce. IAMGOLD’s attributable gold production in the third quarter of 2010 increased by 12,000 ounces or 5% compared to the third quarter of 2009. The increase was mainly the result of the beginning of commercial production at the Essakane mine, and higher throughput at Mupane, partially offset by the closure of the Doyon mine in December 2009, the stockpiling of ore at the Mouska mine and lower grades at Yatela and Rosebel.

The consolidated average cash cost1 rose in the third quarter of 2010 to $577 per ounce compared to $457 per ounce in the third quarter of 2009. Higher energy costs and lower grades all contributed to higher cash costs in the third quarter of 2010. Sharply higher gold price forecasts have led the Company to apply lower cut-off grades at many of its operations. As a result, these operations are mining lower ore grades in the short term, but maximizing the economic benefit by extending the mine lives and creating the opportunity for investment in mill expansions. Concurrent with the lower grades, cash costs are slightly higher, but the high gold prices are driving higher margins.

Niobium production in the third quarter of 2010 was 1.1 million kilograms of contained niobium, up 8% versus the equivalent period from a year earlier primarily as a result of higher grades and higher throughput. The operating margin1 was $19 per kilogram of niobium, 6% higher compared to the third quarter of 2009. Construction of the mill expansion was completed during the third quarter of 2010. The mill expansion is expected to increase mill throughput by 24% and was designed to match throughput to the mining hoisting capacity. The Company began backfilling following the completion of construction of the paste backfill plant and associated underground infrastructure which occurred during the second quarter of 2010. This initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material, significantly reducing the need to leave behind natural ore pillars.

Development Projects

In the third quarter of 2010, the Company’s total development project expenditures were $32.2 million ($199.0 million during the first nine months of 2010) mainly related to Essakane in Burkina Faso and Westwood in Northern Québec. Refer to the Development projects section on page 26 for more information.

Canada – Westwood Project – On Schedule for Early 2013

Development of the Westwood project completion is on schedule with commercial production planned for early 2013. Project expenditures in the third quarter of 2010 totaled $19.2 million ($69.5 million during the first nine months of 2010), with significant infrastructure preparation and construction. Shaft sinking has reached 1,030 metres compared to a depth of 1,100 metres expected by year end as the next step in a multi-year development plan. Significant exploration drilling and resource delineation drilling programs are underway with 54,500 metres competed at the end of September 2010 of a total of 71,500 metres of drilling planned for 2010.

1 Cash cost per ounce and Operating Margin per kilogram of niobium are non-GAAP measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Exploration

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the province of Québec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth. In line with the Company’s growth strategy, IAMGOLD plans to incur $86.8 million in 2010 in exploration activities, a $9.1 million increase from original plans, accelerating work on promising results at the Company’s joint ventures in West Africa and the Charmagne discovery in Suriname as well as supplemental funding for near-mine exploration.

In the third quarter of 2010, IAMGOLD incurred $18.5 million on exploration projects, a 31% increase from $14.1 million in the third quarter of 2009. The 2010 third quarter expenditures included:

•

Near-mine exploration and resource development expenditures of $8.0 million. The full-year program includes an estimated 91,000-metre, $14.0 million resource expansion and delineation drilling program at Rosebel in Suriname, a 50,000-metre, $9.6 million drill delineation program at Essakane in Burkina Faso, and $9.5 million for nearly 72,000 metres of exploration and resource expansion drilling at the Westwood development project in Québec; and

•

Greenfield exploration of $10.5 million conducted at 16 projects, including two advanced exploration sites, in 11 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Refer to the Exploration section on page 28, for more information.

Commitment to Zero Harm Continues

IAMGOLD remains focussed on continuously improving safety performance. The Company’s commitment to achieving Zero Harm is demonstrated by three sites (Rosebel leach tank project, Niobec expansion project and Ecuador) and seven exploration sites achieving injury free status for the third quarter of 2010. The frequency of all types of serious injuries across IAMGOLD for the third quarter of 2010 has reduced to 0.51 compared to 0.56 in the second quarter of 2010 but was up from 0.48 for the third quarter of 2009. All sites have been increasing the quantity and quality of safety prevention activities that improve the Company’s success in reducing injuries. Publication of IAMGOLD’s third Health, Safety & Sustainability Report is available on IAMGOLD’s website.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Attributable Production		Total Cash Cost(a)		Attributable Production		Total Cash Cost(a)
	Third quarter ended September 30		Third quarter ended September 30		Nine months ended September 30		Nine months ended September 30
	2010	2009	2010	2009	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	101	106	484	403	276	293	499	387
Essakane (90%)	42	-	459	-	42	-	459	-
Doyon division (100%)	13	30	456	517	15	85	429	523
Mupane (100%)	16	11	964	744	42	40	897	696
Joint Venture
Sadiola (41% in 2010; 38% in 2009)	30	32	659	525	89	103	611	441
Yatela (40%)	9	22	1,243	251	51	61	678	347
	211	201	572	442	515	582	563	434
Working Interests
Tarkwa (18.9%)	34	33	590	511	105	93	602	516
Damang (18.9%)	11	10	623	572	32	30	657	610
	45	43	598	525	137	123	615	539
Total / Weighted average	256	244	577	457	652	705	574	452

The following table details the royalty expense included in cash costs.

	Third quarter ended September 30			Nine months ended September 30
Cash cost per ounce of gold	2010	% Change	2009	2010	% Change	2009
	$/oz		$/oz	$/oz		$/oz
Cash cost excluding royalties	532	28%	417	521	26%	413
Royalties	45	13%	40	53	36%	39
Cash cost (a )	577	26%	457	574	27%	452

(a)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD’s attributable gold production in the third quarter of 2010 increased by 12,000 ounces or 5% compared to the third quarter of 2009.

The increase in production was a result of:

•	Ramp-up of production at Essakane after achieving commercial production in mid-July,

•	Higher throughput at Mupane with improved performance of the mill,

Partially offset by:

•	Closure of the Doyon mine in December 2009 and the stockpiling of ore at the Mouska mine, which re-started processing ore in mid-September,

•	Lower grades at Yatela as mining was completed at the bottom of the main pit in early 2010 and continued at a longer-haul low grade satellite pit, and

•	Lower grades at Rosebel as a result of the planned mining sequence and significantly higher precipitation affecting access to higher grade zones.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

The consolidated average cash cost increased to $577 per ounce in the third quarter of 2010 from $457 per ounce in the third quarter of 2009. Higher energy costs and lower grades all contributed to higher cash costs in the third quarter of 2010. Sharply higher gold price forecasts have led the Company to apply lower cut-off grades at many of its operations. As a result, these operations are mining lower ore grades in the short term, but maximizing the economic benefit by extending the mine lives and creating the opportunity for investment in mill expansions. Concurrent with the lower grades, cash costs are slightly higher, but the high gold prices are driving higher margins.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	Third quarter ended September 30			Nine months ended September 30
	2010	% change	2009	2010	% change		2009
Operating results – Niobium Mine
Niobium production (000 kg Nb)	1,057	8%	982	3,294	15%		2,870
Niobium sales (000 kg Nb)	1,089	1%	1,082	3,239	12%		2,896

Operating margin ($/kg Nb)(a)	19	6%	18	19	(5%	)	20

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Niobium production increased in the third quarter of 2010, compared to the third quarter of 2009, resulting primarily from higher throughput and higher grades realized from the ore body.

The operating margin per kilogram of niobium was higher in the third quarter of 2010 compared to the third quarter of 2009 primarily as a result of higher niobium prices partially offset by strengthening in the Canadian dollar. For the first nine months of 2010 operating margin per kilogram was lower by 5% compared to the first nine months of 2009 as a result of strengthening in the Canadian dollar.

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold sales		Realized gold price		Gold sales		Realized gold price
	Third quarter ended September 30		Third quarter ended September 30		Nine months ended September 30		Nine months ended September 30
	2010	2009	2010	2009	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator and Joint Venture	171	201	1,241	960	493	588	1,183	912
Working interests	45	43	1,225	964	137	123	1,178	931
Total (a)	216	244	1,237	961	630	711	1,182	915

(a)

Attributable sales volume for the third quarters of 2010 and 2009 were 210,000 ounces and 239,000 ounces, respectively, and for the first nine months of 2010 and 2009, 614,000 ounces and 697,000 ounces, respectively, after taking into account 95% of Rosebel sales and 90% of the Essakane sales.

Despite higher gold production, gold sales volumes declined in the third quarter of 2010 compared to the third quarter of 2009, mainly due to higher inventories at Essakane and the Doyon division. Inventories were higher at the Essakane mine as a result of timing of shipments and operational ramp-up profile. The Mouska mine started processing ore in mid-September which resulted in higher inventories due to timing of shipments.

The average spot gold price for the third quarter of 2010 was $1,227 per ounce versus $960 per ounce in the same period last year. All ounces of gold were sold at spot price except for 3,200 ounces at Mupane which were sold at a weighted average option contract price of $1,287 per ounce, in the third quarter of 2010.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

SUMMARIZED FINANCIAL RESULTS

(in $ millions)					September 30, 2010	% Change		December 31, 2009
Financial Position					$			$
Cash and cash equivalents and gold bullion
• at market value					243.4	(19%	)	300.1
• at cost					153.1	(34%	)	231.8
Total assets					3,212.4	7%		2,996.8
Shareholders’ equity					2,637.6	9%		2,416.7

		Third quarter ended September 30			Nine months ended September 30
(in $ millions, except where noted)	2010	% Change		2009	2010	% Change		2009
Results of Operations	$			$	$			$
Revenues	254.1	8%		235.2	708.2	9%		649.1
Mining costs	128.6	17%		109.9	354.5	15%		307.6
Depreciation, depletion and amortization	36.3	(8%	)	39.4	97.4	(12%	)	110.5
Earnings from mining operations	89.2	4%		85.9	256.3	11%		230.9
Earnings from working interests	15.1	66%		9.1	38.7	61%		24.0
Total earnings from operations and working interests[1]	104.3	10%		95.0	295.0	16%		254.9
Net earnings	40.8	(37%	)	64.9	135.3	(16%	)	161.5
Basic net earnings per share ($/share)	0.11	(39%	)	0.18	0.36	(22%	)	0.46
Diluted net earnings per share ($/share)	0.11	(39%	)	0.18	0.36	(22%	)	0.46
Adjusted net earnings[2]	50.0	(3%	)	51.7	141.1	23%		114.7
Basic and diluted adjusted net earnings per share ($/share)[2]	0.13	(7%	)	0.14	0.38	15%		0.33
Cash Flows
Operating cash flow	64.9	(27%	)	89.3	193.8	2%		189.5
Key Operating Statistics
Gold Mines (IMG share)
Gold sales (000 oz)	216	(11%	)	244	630	(11%	)	711
Average realized gold price ($/oz)	1,237	29%		961	1,182	29%		915

Attributable gold produced (000 oz)	256	5%		244	652	(8%	)	705
Cash cost ($/oz)[2]	577	26%		457	574	27%		452
Niobium Mine
Niobium sales (000 kg Nb)	1,089	1%		1,082	3,239	12%		2,896
Niobium production (000 kg Nb)	1,057	8%		982	3,294	15%		2,870
Operating margin ($/kg Nb)[2]	19	6%		18	19	(5%	)	20

[1]	The total earnings from operations and working interests is a non-GAAP measure. Refer to the consolidated interim statement of earnings for reconciliation to GAAP measures.
[2]

Adjusted net earnings and adjusted net earnings per share, Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP financial measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

FINANCIAL RESULTS

ADJUSTED NET EARNINGS

The third quarter of 2010 adjusted net earnings1 of $50.0 million decreased $1.7 million when compared to $51.7 million during the third quarter of 2009. The change is attributable to the following:

(in $ millions)	Third quarter ended September 30 2010	Nine months ended September 30 2010
	$	$
Higher metal prices	48.3	133.8
Lower sales volumes	(29.4)	(74.7)
Higher operating costs	(15.9)	(40.9)
Higher royalties	(2.8)	(6.0)
Lower depreciation, depletion and amortization	3.1	13.1
Higher earnings from working interests	6.0	14.7
Lower corporate administration expenses	0.7	4.2
Higher exploration expenses	(1.2)	(3.8)
Higher derivative gain (loss)	3.0	(7.5)
Other	(4.6)	(2.0)
Higher income and mining taxes	(8.9)	(4.5)
Increase (Decrease) in adjusted net earnings, compared to the same period in 2009	(1.7)	26.4

REVENUES

The Company’s consolidated revenues increased 8% to $254.1 million in the third quarter of 2010 from $235.2 million in the third quarter of 2009 as a result of:

•	A 29% rise in gold prices realized at owner operated mines and joint ventures ($47.8 million),

•	A marginal increase in niobium sales prices ($0.5 million), and niobium sales volumes ($0.2 million).

Partially offset by:

•

A decrease in gold sales by owner operated mines and joint ventures of 30,000 ounces ($29.4 million). This was primarily due to the completion of mining at Doyon in December 2009, batch processing of ore at the Mouska mine, and lower grades at Yatela. In addition, there was build-up of inventory at Essakane due to timing of shipments and production ramp-up profile.

•	A decrease in by-product revenue ($0.2 million).

MINING AND CASH COSTS

Mining costs were $128.6 million in the third quarter of 2010, an increase of $18.7 million from $109.9 million in the third quarter of 2009. Mining costs rose due to:

•

Higher operating costs ($15.9 million) primarily due to greater waste stripping at the Yatela and Mupane mines, increased energy costs, the impact of foreign currency fluctuations at the Niobec mine, and start-up of commercial production at Essakane. This was partially offset by closure of the Doyon mine in December 2009 and minimal ore processed at Mouska mine due to the decision to batch process which started late in the third quarter of 2010.

•	Higher royalties ($2.8 million) driven from higher realized gold prices partially offset by lower gold production.

[1]	Adjusted net earnings are non-GAAP measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization decreased from $39.4 million in the third quarter of 2009 to $36.3 million in the third quarter of 2010 mainly due to higher reserves at some mines partially offset by additional depreciation expenses accounted for following the beginning of commercial production at the Essakane mine during the quarter.

EARNINGS FROM WORKING INTERESTS

Earnings from working interests related to Tarkwa and Damang mines increased in the third quarter of 2010, compared to the third quarter of 2009, mainly as a result of higher realized gold prices partially offset by higher mining costs.

CORPORATE ADMINISTRATION

Corporate administration expenses in the third quarter of 2010 were $10.3 million compared to $11.0 million in the third quarter of 2009, and $33.1 million in the first nine months of 2010 compared to $37.3 million in the first nine months of 2009. The decrease in 2010 year-to-date is primarily related to 2009 fees related to the Essakane acquisition.

EXPLORATION AND DEVELOPMENT EXPENSES

Exploration and development expenses in the third quarter of 2010 were $12.1 million compared to $10.9 million in the third quarter of 2009, and $32.0 million in the first nine months of 2010 compared to $28.2 million in the first nine months of 2009. Increased activities on investments made in promising properties account for the change. Refer to the Exploration section on page 28 for more details.

NET INTEREST EXPENSES

Net interest expenses in the third quarter of 2010 were $1.0 million compared to $0.1 million in the third quarter of 2009, and $2.6 million in the first nine months of 2010 compared to $0.6 million in the first nine months of 2009. The increase is mainly due to costs associated with maintaining the increased credit facility.

FOREIGN EXCHANGE GAIN/LOSS

The foreign exchange loss in the third quarter of 2010 was $9.3 million compared to a gain of $11.6 million in the third quarter of 2009, and a loss of $4.5 million in the first nine months of 2010 compared to a gain of $24.9 million in the first nine months of 2009. The majority of the foreign exchange loss during the third quarter of 2010 related to the translation of the future income tax liabilities from local tax currencies, such as the CFA, to the US dollar. In 2009, the gain was mainly due to the impact of foreign exchange variation on cash held in Canadian dollars resulting from the equity financing during the first quarter of 2009.

DERIVATIVE GAIN/LOSS

The total derivative gain was $2.6 million in the third quarter of 2010 compared to $0.5 million in the third quarter of 2009, and a loss of $10.4 million in the first nine months of 2010 compared to a gain of $5.4 million in the first nine months of 2009. The 2010 derivative gain/loss was mainly due to the unrealized market variation of gold option contracts for the Mupane mine and, foreign exchange contracts and heating oil option contracts, and the change in the fair value of warrants held as investments. For more information on derivatives, refer to the Financial position – Market risk section on page 34 of this MD&A and note 11 of the Company’s interim consolidated financial statements.

GAIN ON SALE OF GOLD BULLION

During the first quarter of 2009, a gain of $36.6 million was realized from the sale of 73,705 ounces of gold bullion at an average per ounce price and cost of $901 and $404 respectively and generated proceeds of $66.4 million. There was no other sale of gold bullion since this transaction in the first quarter of 2009.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

OTHER INCOME/EXPENSE, NET

The total other expense, net was $0.4 million in the third quarter of 2010 compared to other income, net of $3.8 million in the third quarter of 2009, and other income, net of $9.8 million in the first nine months of 2010 compared to other income, net of $1.0 million in the first nine months of 2009. The other income/expense, net in 2010 was mainly related to gains on disposal of marketable securities.

INCOME AND MINING TAXES

The Company estimates the effective tax rate applicable for the full fiscal year and uses that rate to provide for income taxes in interim reporting periods. The Company also recognizes the tax impact of certain discrete (unusual or infrequently occurring) items, including changes in judgment about valuation allowances, uncertain tax positions and effects of changes in tax laws or rates, in the interim period in which they occur.

The Company does not recognize tax benefits on losses generated in countries where the recent history of operating losses does not satisfy the “more likely than not” criterion for the recognition of deferred tax assets. Consequently, there is no income tax benefit recognized on the pre-tax losses in these jurisdictions as valuation allowances are established offsetting the associated benefit.

In the third quarter of 2010, income and mining taxes totaled $30.2 million compared to $21.4 million in the third quarter of 2009 ($79.6 million in the first nine months of 2010 compared to $79.8 million in the first nine months of 2009). The income tax rate varies from the combined federal and provincial income tax rates of 31% (2010) and 33% (2009) primarily due to the fluctuations in exchange rates for foreign currency, the geographic distribution of income, non-deductible expenses, withholding taxes related to repatriations of international earnings, the existence of valuation allowances and adjustments for uncertain tax positions.

CASH FLOW

	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
(in $ millions)	$	$	$	$
Operating activities	64.9	89.3	193.8	189.5
Investing activities	(67.2)	(125.2)	(294.0)	(278.1)
Financing activities	11.4	(33.5)	21.8	188.6
Impact of foreign exchange on cash and cash equivalents	0.1	12.1	(0.3)	26.1
Net increase (decrease) in cash and cash equivalents	9.2	(57.3)	(78.7)	126.1
Cash and cash equivalents, beginning of period	103.5	301.4	191.4	118.0
Cash and cash equivalents, end of period	112.7	244.1	112.7	244.1

Operating activities

The operating cash flow was lower during the third quarter of 2010 compared to the third quarter of 2009. The decrease is mainly due to the ramp-up investment in inventory and supplies for the new Essakane mine.

Investing activities

Investing activities in the third quarter of 2010 include capital expenditures in mining assets and exploration and development of $56.6 million mainly related to the Essakane and Westwood projects.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Financing activities

Cash flows from financing activities in the third quarter of 2010 were mainly related to the issuance of flow-through shares compared to net repayment of long-term debt partially offset by issuance of flow-through shares during the third quarter of 2009.

Foreign exchange

The impact of foreign exchange on cash and cash equivalents is related to the fluctuation of the Canadian dollar compared to the US dollar and the level of Canadian funds held at the end of the period.

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
	$	$	$	$	$	$	$	$
Revenues	254.1	214.0	240.1	265.3	235.2	225.3	188.6	209.6
Net earnings (loss)	40.8	35.7	58.8	(47.4)	64.9	44.1	52.5	(96.4)
Basic and diluted net earnings (loss) per share	0.11	0.10	0.16	(0.13)	0.18	0.12	0.17	(0.33)

Larger net losses during the fourth quarters of 2009 and 2008 were mainly due to the impact of impairment charges.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and project planning.

GOLD MARKET

In the third quarter of 2010, the gold price continued to display volatility with spot daily closings between $1,157 and $1,308 per ounce.

($/oz of gold)	Third quarter ended September 30 2010	Third quarter ended September 30 2009	Nine months ended September 30 2010	Nine months ended September 30 2009
Average market gold price	1,227	960	1,178	931
Average realized gold price	1,237	961	1,182	915
			September 30 2010	December 31 2009
Closing market gold price			1,307	1,088

NIOBIUM MARKET

Niobium demand closely follows the demand for steel, with a trend towards increasing use of niobium per tonne of steel produced. During the third quarter of 2010, world steel production rose 6% from the third quarter of 2009 level (increase of 21% for the nine-month period). Niobium prices were slightly higher in the third quarter of 2010 compared to the average price in the third quarter of 2009 and in the second quarter of 2010.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

CURRENCY

The Company’s reporting currency is the US dollar. Movement in the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. International operations are also exposed to fluctuations in currency exchange rates. Currencies continued to experience volatility relative to the US dollar in the third quarter of 2010. The key currencies to which the Company is exposed are the Canadian dollar, the €uro and the South African Rand (“Rand”; symbol: “ZAR”).

Average rates	Third quarter ended September 30 2010	Third quarter ended September 30 2009	Nine months ended September 30 2010	Nine months ended September 30 2009
Canadian dollar/US$	1.0390	1.0976	1.0358	1.1690
US$/€uro	1.2932	1.4299	1.3162	1.3668
ZAR/US$	7.3003	7.7693	7.4404	8.6864
Closing rates			September 30 2010	December 31 2009
Canadian dollar/US$			1.0294	1.0491
US$/€uro			1.3629	1.4332
ZAR/US$			6.9200	7.4174

In 2010, the Company has Canadian dollar requirements due to capital expenditures required to advance the Westwood project, as well as operating and capital expenditures at the Niobec mine. The Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movements in the exchange rate of the Canadian dollar.

During 2010, the Company has €uro requirements due to capital and operating expenditures related to the Essakane mine site in Burkina Faso. The Company is hedging this exposure through forward and option contracts to mitigate the volatility of movement in the exchange rate of the €uro.

OIL PRICE

The oil price was volatile in the third quarter of 2010 with spot daily closings between $72 and $83 per barrel.

($/barrel)	Third quarter ended September 30 2010	Third quarter ended September 30 2009	Nine months ended September 30 2010	Nine months ended September 30 2009
Average realized oil price	76	68	78	57
			September 30 2010	December 31 2009
Closing market oil price			80	79

Diesel fuel is a significant cost for the Company’s mine sites. The Company has implemented a hedging strategy based on the use of heating oil option contracts to provide protection against the effects of oil price increases on the cost of diesel fuel.

Call options on heating oil are used to mitigate the risk of diesel price increases. At the end of September 2010, the Company’s fuel hedge program covered 50% of the expected exposure for the remainder of 2010.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

RESULTS OF OPERATIONS

Suriname—Rosebel Mine (IAMGOLD interest—95%)

Summarized Results

100% Basis

	Third quarter ended September 30				Nine months ended September 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	12,364	(13%	)	14,133	38,320	1%		37,862
Strip ratio(a)	3.0	(14%	)	3.5	3.0	(6%	)	3.2
Ore milled (000t)	3,112	4%		3,003	9,415	13%		8,334
Head grade (g/t)	1.1	(15%	)	1.3	1.0	(17%	)	1.2
Recovery (%)	94	2%		92	92	(1%	)	93
Gold production – 100% (000 oz)	106	(5%	)	111	290	(6%	)	308
Attributable gold production – 95% (000 oz)	101	(5%	)	106	276	(6%	)	293
Gold sales – 100% (000 oz)	96	(10%	)	107	285	-		285
Gold revenue ($/oz)(b)	1,238	28%		969	1,184	27%		935
Cash cost excluding royalties ($/oz)	421	17%		359	439	27%		345
Royalties ($/oz)	63	43%		44	60	43%		42
Cash cost ($/oz)(c)	484	20%		403	499	29%		387
(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production during the third quarter of 2010 was 5% lower compared to the same period last year primarily as a result of lower head grades. However, gold production was 23% higher than the previous quarter as grades improved considerably with the advent of the dry season, allowing access to higher grade zones. Gold recoveries were higher than the prior year quarter. The additional leach tanks have been commissioned in early part of the fourth quarter and are already having a positive impact of gold recoveries.

Cash costs per ounce were up in the third quarter of 2010 due to lower gold production from lower gold grades, higher royalties from a 28% increase in realized gold prices, and higher energy costs.

During the third quarter of 2010, Rosebel’s capital expenditures were $14.0 million and consisted of the additional leach tank project to improve mill recoveries ($2.8 million), resource delineation and near-mine exploration ($3.4 million), new emulsion plant ($0.9 million), tailings dam ($1.1 million) and various smaller projects ($5.8 million). Capital expenditures during the first nine months of 2010 were $41.4 million.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Burkina Faso—Essakane Mine (IAMGOLD interest—90%)

Summarized Results

100% Basis

	Third quarter ended September 30			Nine months ended September 30
	2010	% Change	2009	2010	% Change	2009
Total operating material mined (000t)	5,404	-	-	5,404	-	-
Strip ratio(a)	1.2	-	-	1.2	-	-
Ore milled (000t)	1,298	-	-	1,298	-	-
Head grade (g/t)	1.2	-	-	1.2	-	-
Recovery (%)	95	-	-	95	-	-
Gold production – 100% (000 oz)	47	-	-	47	-	-
Attributable gold production – 90% (000 oz)	42	-	-	42	-	-
Gold sales – 100% (000 oz)	18	-	-	18	-	-
Gold revenue ($/oz)(b)	1,287	-	-	1,287	-	-
Cash cost excluding royalties ($/oz)	441	-	-	441	-	-
Royalties ($/oz)	18	-	-	18	-	-
Cash cost ($/oz)(c)	459	-	-	459	-	-
(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Essakane gold mine achieved commercial production effective as of July 16, 2010. The plant began to process material in late June 2010 and met previously defined performance criteria consistently for 30 consecutive days (the “start-up period”) in order to declare commercial production.

Throughput at the mill is ramping up and averaged over 17,400 tonnes per day in September with peaks of 23,000 tonnes per day. The objective for 2011 is to average over 24,500 tonnes per day or 9.0 million tonnes per annum when processing soft rock in the initial years of the operation. The site produced 47,000 ounces of gold during its first production quarter. At the end of the third quarter, an estimated 29,000 ounces of production was retained as in-process or unsold bullion inventory at Essakane due to the operational ramp-up profile and timing of shipments. Drawdown of these in-process inventories at Essakane to more normal operating levels is expected to occur in the fourth quarter. As of the date of this report, more than 57,000 ounces have been sold or available for sale from the Essakane production.

Essakane is experiencing an operational issue with the mill, which has been down for the first week of November. As the nature and the resolution of the issue is uncertain, the Company’s production guidance has been adjusted downwards based on the assumption that Essakane will be down for a period of three weeks. The Company plans to update the market once the issue is resolved or extends beyond three weeks.

The Company has launched a feasibility study to review the expansion of the Essakane mine. The decision to proceed with the study was based on positive results from the ongoing drill campaign and on the findings of a recently completed conceptual study. The feasibility study is scheduled for completion in the third quarter of 2011. The current mine plan includes processing of soft rock for the first three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to process approximately 10.8 million tonnes per year versus the current plant capable of processing 5.4 million tonnes per year. The expansion could potentially increase production from the currently estimated life-of-mine average production of 315,000 ounces per year to an estimated 450,000 to 470,000 ounces per year. Assuming a positive outcome of the study, construction could commence in the fourth quarter of 2011. The Company has committed to incur $14.0 million to complete the feasibility study, including a provision to place advance orders for some equipment that require long lead-times for delivery within the expansion schedule.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

During the third quarter of 2010, Essakane’s capital expenditures were $6.3 million and consisted of capitalized development and exploration ($5.1 million) and addition to mining assets ($1.2 million).

Canada—Doyon Division (IAMGOLD interest—100%)

Summarized Results

100% Basis

	Third quarter ended September 30				Nine months ended September 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	13	(87%	)	99	49	(85%	)	325
Ore milled (000t)	17	(84%	)	104	17	(95%	)	325
Head grade (g/t)	14.2	49%		9.5	14.2	67%		8.5
Recovery (%)	96	-		96	96	-		96
Gold production (000 oz)	13	(57%	)	30	15	(82%	)	85
Gold sales (000 oz)	3	(90%	)	30	9	(90%	)	91

Gold revenue ($/oz)(a)	1,284	32%		973	1,154	23%		938

Cash cost excluding royalties ($/oz)	430	(15%	)	505	402	(22%	)	513
Royalties ($/oz)	26	117%		12	27	170%		10
Cash cost ($/oz)(b)	456	(12%	)	517	429	(18%	)	523
(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

The Doyon mine ended operations in December 2009. In the fourth quarter of 2009, the Company approved a program to extend the life of the Mouska mine to early 2012, through the use of paste backfill produced from the Doyon paste plant.

As a cost reduction initiative, the ore mined from Mouska during the first eight and a half months of 2010 was stockpiled to be batch processed. Mouska started processing ore in mid-September.

There were no significant capital expenditures at the Mouska mine in the current year.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Botswana—Mupane Mine (IAMGOLD interest—100%)

Summarized Results

100% Basis

	Third quarter ended September 30				Nine months ended September 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	2,583	26%		2,049	6,390	16%		5,505
Strip ratio(a)	9.8	32%		7.4	8.1	8%		7.5
Ore milled (000t)	315	59%		198	844	21%		696
Head grade (g/t)	1.8	(18%	)	2.2	1.8	(22%	)	2.3
Recovery (%)	86	1%		85	85	6%		80
Gold production (000 oz)	16	45%		11	42	5%		40
Gold sales (000 oz)	16	45%		11	44	(12%	)	50

Gold revenue ($/oz)(b)	1,236	47%		838	1,192	74%		685

Cash cost excluding royalties ($/oz)	902	28%		703	839	30%		645
Royalties ($/oz)	62	51%		41	58	14%		51
Cash cost ($/oz)(c)	964	30%		744	897	29%		696

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production was 45% higher during the third quarter of 2010 than in the third quarter of 2009, as a result of higher mill throughput with improved performance of the ball mill.

Cash cost per ounce of gold was higher in the third quarter of 2010 compared to the third quarter of 2009, primarily as a result of a higher strip ratio, higher energy costs and higher royalties on increasing gold prices.

Capital expenditures for the third quarter and first nine months of 2010 were $0.7 million and $2.0 million respectively.

Mupane options contracts:

Due to Mupane’s short life of mine and to secure its margin, at the beginning of 2010, the Company entered into option contracts to protect the majority of the mine’s production for 2010, 2011 and 2012. These hedges are intended to support a positive operating cash flow from the operation. As of September 30, 2010, the options provided protection on 13,200 ounces of gold production for the remainder of 2010 at prices between $1,000 and $1,325 per ounce, 52,800 ounces in 2011 at prices between $1,000 and $1,400 per ounce, and 54,000 ounces in 2012 at prices between $1,000 and $1,500 per ounce. The total of these option contracts provides hedges for 86% of the expected production through 2013. During the third quarter of 2010, option contracts for 10,000 ounces of gold expired without being exercised (25,200 ounces during the first nine months of 2010) while option contracts for 3,200 ounces were exercised at a weighted average option contract price of $1,287 per ounce (3,200 ounces during the first nine months of 2010). In the third quarter of 2009, the final shipment of 4,465 ounces (43,888 ounces in the first nine months of 2009) at $442 per ounce were delivered under the then existing forward contracts. Revenues at Mupane consisted of the following:

	Third quarter ended September 30		Nine months ended September 30
(in $ millions)	2010	2009	2010	2009
	$	$	$	$
Gold spot sales	15.3	5.7	47.9	5.7
Gold sales contracts	4.1	2.0	4.1	17.9
Gold forward sales liability amortization	-	1.0	-	10.5
	19.4	8.7	52.0	34.1

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Mali—Sadiola Mine (IAMGOLD interest – 41% in 2010; 38% in 2009)(a)

Summarized Results

	Third quarter ended September 30				Nine months ended September 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	1,808	(13%	)	2,072	6,962	13%		6,163
Strip ratio(b)	8.5	(37%	)	13.4	8.2	52%		5.4
Ore milled (000t)	441	5%		421	1,332	12%		1,191
Head grade (g/t)	2.1	(19%	)	2.6	2.1	(25%	)	2.8
Recovery (%)	92	7%		86	94	4%		90
Attributable gold production (000 oz)	30	(6%	)	32	89	(14%	)	103
Attributable gold sales (000 oz)	28	(10%	)	31	86	(16%	)	102

Gold revenue ($/oz)(c)	1,222	28%		958	1,172	27%		925

Cash cost excluding royalties ($/oz)	589	26%		468	543	41%		386
Royalties ($/oz)	70	23%		57	68	24%		55
Cash cost ($/oz)(d)	659	26%		525	611	39%		441

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Strip ratio is calculated as waste mined divided by ore mined.
(c)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production decreased in the third quarter of 2010 compared to the third quarter of 2009 as a result of lower grades. The mine processed higher quantities of oxides in the current quarter as compared to the prior year quarter which resulted in higher throughput and recoveries. The mine continued its waste stripping effort during the quarter.

Cash cost per ounce of gold rose during the 2010 third quarter compared to the third quarter of 2009 primarily as a result of lower production from lower grades, higher energy costs, and higher royalties from higher gold prices realized.

The Company’s attributable portion of capital expenditures during the third quarter and year-to-date of 2010 was $1.6 million and $5.5 million, respectively. The majority of the expenditures were for the Sadiola sulphide project feasibility study which is expected to be completed by the end of 2010.

Sadiola distributed a dividend of $14.5 million to the Company during the third quarter of 2010 (2009 – $3.8 million). In the first nine months of the year, Sadiola distributed $39.5 million to the Company (2009 – $19.0 million).

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Mali—Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

	Third quarter ended September 30				Nine months ended September 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	1,508	182%		535	3,576	68%		2,126
Strip ratio(a)	8.2	(4%	)	8.5	6.9	156%		2.7
Ore crushed (000t)	233	6%		220	865	12%		774
Head grade (g/t)	1.0	(69%	)	3.2	1.3	(63%	)	3.5
Attributable gold stacked (000 oz)	7	(70%	)	23	36	(59%	)	87
Attributable gold production (000 oz)	9	(59%	)	22	51	(16%	)	61
Attributable gold sales (000 oz)	10	(55%	)	22	51	(15%	)	60

Gold revenue ($/oz)(b )	1,233	29%		958	1,156	24%		933

Cash cost excluding royalties ($/oz)	1,169	503%		194	609	109%		292
Royalties ($/oz)	74	30%		57	69	25%		55
Cash cost ($/oz)(c)	1,243	395%		251	678	95%		347

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production was lower by 59% in the third quarter of 2010 compared to the third quarter of 2009 as a result of the gold grade of ore stacked in prior periods. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit which resulted in lower grades and higher waste stripping. As a result, gold stacked decreased in the third quarter of 2010. In comparison, higher grade fresh ore was being mined in the prior year.

Cash costs per ounce were significantly higher during the third quarter of 2010 compared to the third quarter of 2009, primarily as a result of higher waste stripping costs due to an increase in the mining contractor fee structure, lower gold production from lower grades, and higher royalty costs from higher realized gold prices.

Attributable capital expenditures for the third quarter and the first nine months of 2010 were $0.4 million and $1.6 million respectively, mainly consisting of capitalized exploration.

Yatela distributed no dividend to the Company during the third quarter of 2010 (2009 – $10.0 million). In the first nine months of the year, Yatela distributed $25.9 million to the Company (2009- $20.0 million).

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)

Summarized Results

	Third quarter ended September 30				Nine months ended September 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	3,250	(18%	)	3,983	11,539	(10%	)	12,794
Capitalized waste mined (000t)	3,208	61%		1,991	8,265	40%		5,900
Strip ratio(a)	2.3	(23%	)	3.0	2.7	(18%	)	3.3

Heap Leach:
Ore crushed (000t)	559	31%		428	1,791	24%		1,444
Head grade (g/t)	0.5	(29%	)	0.7	0.6	(33%	)	0.9
Attributable gold production (000 oz)	9	13%		8	33	-		33

Mill:
Ore milled (000t)	528	(2%	)	541	1,589	7%		1,487
Head grade (g/t)	1.4	-		1.4	1.4	-		1.4
Attributable gold production (000 oz)	25	-		25	72	20%		60

Total attributable gold production (000 oz)	34	3%		33	105	13%		93
Total attributable gold sales (000 oz)	34	3%		33	105	13%		93

Gold revenue ($/oz)(b)	1,223	27%		964	1,177	26%		931

Cash cost excluding royalties ($/oz)	582	22%		479	567	16%		487
Royalties ($/oz)	8	(75%	)	32	35	21%		29
Cash cost ($/oz)(c)	590	15%		511	602	17%		516

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production in the third quarter of 2010 was higher compared to the third quarter of 2009 as a result of higher gold grades from ore stacked on the heap leach pads in prior periods.

Cash costs in the third quarter of 2010 were up compared to the third quarter of 2009 as a result of energy costs and higher contractor costs. Royalties were lower during the third quarter as the Company adjusted the royalty rate back to 3% for 2010. The increased rate of 5% will only take effect in March 2011. This change has been confirmed with the Ghana government.

The Company’s attributable portion of capital expenditures during the third quarter of 2010 was $11.5 million and consisted of capitalized stripping ($5.5 million), mining fleet ($4.3 million) and various smaller projects ($1.7 million). Attributable capital expenditures for the first nine months of the year were $26.5 million.

No dividends were received during the third quarter of 2010 or the comparable period in the prior year. For the year to date, the Company received a dividend of $9.5 million from Tarkwa (2009: nil). The attributable portion of cash held at the Tarkwa mine (accounted for as a working interest) totaled $16.8 million as of September 30, 2010.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Ghana—Damang Mine (IAMGOLD interest – 18.9%)

Summarized Results

	Third quarter ended September 30				Nine months ended September 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	718	51%		475	1,981	(6%	)	2,100
Strip ratio(a)	2.5	25%		2.0	2.3	(15%	)	2.7
Ore milled (000t)	234	1%		232	740	1%		730
Head grade (g/t)	1.5	7%		1.4	1.5	15%		1.3
Recovery (%)	93	(2%	)	95	93	(1%	)	94
Attributable gold production (000 oz)	11	10%		10	32	7%		30
Attributable gold sales (000 oz)	11	10%		10	32	7%		30

Gold revenue ($/oz)(b )	1,229	28%		962	1,182	27%		929

Cash cost excluding royalties ($/oz)	612	12%		546	622	7%		583
Royalties ($/oz)	11	(58%	)	26	35	30%		27
Cash cost ($/oz)(c)	623	9%		572	657	8%		610

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production during the third quarter of 2010 increased from the third quarter of 2009 due to higher grades and higher throughput as a result of commissioning the secondary crusher.

Cash costs were up during the third quarter of 2010 compared to the third quarter of 2009 due to rising contractor costs. Royalties were lower during the third quarter as the Company adjusted the royalty rate back to 3% for 2010. The increased rate of 5% will only take effect in March 2011. This change has been confirmed with the Ghana government.

The Company’s attributable portion of capital expenditures was $2.5 million during the third quarter of 2010 and $6.3 million during the first nine months of 2010.

No dividends were received during the third quarter of 2010 or the comparable period in the prior year. For the year to date, the Company received a dividend of $5.7 million from Damang (2009: nil). The attributable portion of cash held at the Damang mine (accounted for as a working interest) totaled $11.7 million as of September 30, 2010.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Canada—Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Third quarter ended September 30				Nine months ended September 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	427	(2%	)	437	1,338	3%		1,299
Ore milled (000t)	458	4%		441	1,362	4%		1,307
Grade (% Nb205)	0.62	2%		0.61	0.62	3%		0.60
Niobium production (000 kg Nb)	1,057	8%		982	3,294	15%		2,870
Niobium sales (000 kg Nb)	1,089	1%		1,082	3,239	12%		2,896
Operating margin ($/kg Nb)(a )	19	6%		18	19	(5%	)	20

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Niobium production during the third quarter of 2010 was 8% higher compared to the third quarter of 2009 primarily as a result of higher grades and higher throughput.

Niobium revenues were $40.4 million in the third quarter of 2010 as compared to $39.7 million in the third quarter of 2009.

The operating margin per kilogram of niobium increased during the third quarter of 2010 compared to the third quarter of 2009 as a result of higher niobium prices partially offset by the strengthening of the Canadian dollar.

Construction of the mill expansion began in June 2009 and was completed during the third quarter of 2010 with expenditures of $22.9 million in 2010 compared to an estimate of $24.0 million. The mill is expected to ramp up from an average throughput of 210 tonnes per hour to 260 tonnes per hour by the end of the year. The mill is now averaging 240 tonnes per hour. The mill expansion is expected to increase mill throughput by 24% and was designed to match throughput to the mining hoisting capacity.

The Company began backfilling following the completion of construction of the paste backfill plant and associated underground infrastructure which occurred during the second quarter of 2010. This initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material, significantly reducing the need to leave behind natural ore pillars.

Capital expenditures during the third quarter of 2010 were $14.4 million and included the mill expansion ($8.6 million), ramp development ($0.7 million), water line development ($0.5 million) and various other projects ($4.6 million). Capital expenditures for the first nine months of 2010 were $55.1 million.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

DEVELOPMENT PROJECTS

In the third quarter of 2010, the Company’s total development project expenditures were $32.2 million ($199.0 million during the first nine months of 2010) mainly related to Essakane in Burkina Faso and Westwood in Northern Québec. The development projects are summarized as follows:

	Third quarter ended September 30		Nine months ended September 30
(in $ millions)	2010	2009	2010	2009
Capitalized development expenditures	$	$	$	$
North America
Canada – Westwood project	19.2	25.0	69.5	58.7
Africa
Burkina Faso – Essakane project	4.0	69.6	107.0	184.0
Mali – Sadiola sulphide project	1.1	-	3.0	-
South America
Ecuador – Quimsacocha project	0.6	3.0	3.7	5.4
Peru – La Arena Project	6.8	0.5	13.8	0.8
	31.7	98.1	197.0	248.9
Expensed development expenditures
South America
Ecuador – Quimsacocha project	0.3	0.2	0.3	0.6
French Guiana – Camp Caiman project	0.2	0.4	1.7	1.5
	0.5	0.6	2.0	2.1
Total	32.2	98.7	199.0	251.0

Updated Outlook 2010

The planned updated capitalized and expensed development expenditures for 2010 are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2010	$	$	$
Development projects	213.7	2.3	216.0

The 2010 updated plan includes $205.5 million for construction of development projects, and $10.5 million for feasibility studies and other expenditures.

Burkina Faso – Essakane Project

Construction of the Essakane mine is completed and commercial production began on July 16, 2010. Final costs for the construction of the project will be confirmed by the end of 2010. The current estimate is approximately $455 million.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Canada — Westwood Project

Construction

Construction at Westwood is on schedule with commercial production planned for early 2013. Project expenditures in the third quarter of 2010 totaled $19.2 million ($69.5 million during the first nine months of 2010) with significant infrastructure preparation and construction, including:

•	The 2,000-tonne silo, the permanent ventilation system and the installation of two hoists necessary to go below 1,200 metres with the exploration shaft,

•	The shaft sinking began in July 2009 and has now reached over 1,030 metres,

•	The six-metre diameter ventilation raise boring is now up 597 metres on the 837 metres planned,

•	A total of 4,429 metres of underground development has been achieved to date in 2010.

Main activities included in the 2010 plan are as follows:

•	Raise boring for ventilation will be completed by year-end,

•

Shaft sinking will reach 1,100 metres by year-end down from prior estimates of 1,220 metres mainly due to the excavation of a loading station at a higher level than originally planned. More excavation has also been completed on level 60-0 and 84-0,

•	Development work will include 7,000 metres of lateral and vertical excavation instead of 11,000 metres planned due to the delay of the ventilation raise excavation,

•	An additional bulk sample have been completed from the 84-0 level to test mining methods, and

•	Installation of large hoists and completion of surface facilities were done by the end of October.

Exploration

During the third quarter of 2010, exploration activities included:

•	The exploration ramp and the drift were extended by more than 863 metres, which will provide better drilling access to the upper part of the deposit (above the 84-0 level exploration drift),

•	The exploration drift on level 84-0 was extended by 313 metres and provided one new drilling bay for the Westwood lens exploration, and

•	A total of 14,720 metres of exploration drilling and valuation drilling were completed in the third quarter of 2010 (54,469 metres during the first nine months of 2010).

In 2010, 71,500 metres of exploration and resource development drilling are planned.

South America – Ecuador – Quimsacocha

The Quimsacocha project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

The Company has obtained the requisite permits that allow the use of reservoir water for exploration and feasibility work. Efforts continue to obtain two additional water permits relating to the use of stream water for drilling and production.

The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters. A model mining contract, which is expected to clarify some of these issues, is being developed by the Ecuadoran government.

Assessment of the project’s financial viability continues as the Company works to obtain the remaining water permits and clarify key fiscal and other applicable dimensions.

South America – Peru – La Arena Project

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena project in Peru. Expenditures totaling $6.8 million during the third quarter of 2010 ($13.8 million during the first nine months of 2010 or $17.5 million since the appointment of Rio Alto in 2009) were incurred on the project under the earn-in agreement. The amount is equivalent to 26.85% of the outstanding shares of La Arena S.A.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the province of Québec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the third quarter of 2010, IAMGOLD incurred $18.5 million on exploration projects, a 31% increase from $14.1 million in the third quarter of 2009. The 2010 third quarter expenditures included:

•

Near-mine exploration and resource development expenditures of $8.0 million. The full-year program includes an estimated 91,000-metre, $14.0 million resource expansion and delineation drilling program at Rosebel in Suriname, a 50,000-metre, $9.6 million drill delineation program at Essakane in Burkina Faso, and $9.5 million for nearly 72,000 metres of exploration and resource expansion drilling at the Westwood development project in Québec; and

•

Greenfield exploration of $10.5 million conducted at 16 projects, including two advanced exploration sites, in 11 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Exploration expenditures are summarized as follows:

	Third quarter ended September 30			Nine months ended September 30
(in $ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
2010	$	$	$	$	$	$
Near-mine exploration and resource development(a )	6.4	1.6	8.0	30.5	5.2	35.7
Greenfield exploration projects	0.2	10.3	10.5	0.3	25.0	25.3
	6.6	11.9	18.5	30.8	30.2	61.0
2009
Near-mine exploration and resource development(a)	3.7	1.9	5.6	9.6	5.4	15.0
Greenfield exploration projects	-	8.5	8.5	0.6	20.7	21.3
	3.7	10.4	14.1	10.2	26.1	36.3

(a)

Capitalized and expensed near-mine exploration related to activities within a mine area are included in Mining assets and within the segmented information found in note 13 of the Company’s interim consolidated financial statements.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

The Company’s exploration and development expenditures were as follows:

	Third quarter ended September 30		Nine months ended September 30
(in $ millions)	2010	2009	2010	2009
Capitalized near-mine exploration and resource development	$	$	$	$
Suriname	3.5	3.6	10.8	9.4
Canada	1.8	-	6.4	0.1
Mali	-	0.1	2.0	0.1
Burkina Faso	1.1	-	11.3	-
	6.4	3.7	30.5	9.6
Capitalized greenfield exploration
Africa	0.2	-	0.3	0.6
Total Capitalized	6.6	3.7	30.8	10.2
Expensed near-mine exploration and resource development
Canada	1.1	0.6	3.1	2.7
Botswana	(0.1)	-	0.1	-
Mali	0.5	1.1	1.8	2.2
Other	0.1	0.2	0.2	0.5
	1.6	1.9	5.2	5.4
Expensed greenfield exploration
South America	6.2	4.0	14.3	10.6
Africa	4.0	4.3	9.9	9.7
Canada	0.1	0.2	0.8	0.4
	10.3	8.5	25.0	20.7
Total Expensed	11.9	10.4	30.2	26.1
Total	18.5	14.1	61.0	36.3

Outlook – Exploration

During the third quarter, the Company increased its expected exploration spend by $9.1 million in 2010 compared to the initial guidance. Early in the third quarter, the greenfields exploration budget was increased by 13% to $39.6 million, and the near-mine exploration and resource development budget has increased by 11% to $47.2 million. Overall, the Company’s exploration budget has increased by 12% from $77.7 million to $86.8 million. The additional greenfield funding will be directed at promising joint ventures in West Africa and the Charmagne discovery in Suriname, whereas supplemental funding for near-mine exploration was approved for the Rosebel, Mouska and Essakane operations.

2010 Updated outlook:

(in $ millions)	Capitalized	Expensed	Total
2010	$	$	$
Near-mine exploration and resource development	43.6	3.6	47.2
Greenfield exploration projects	0.6	39.0	39.6
	44.2	42.6	86.8

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

CAPITALIZED EXPLORATION EXPENDITURES

Near-mine exploration and resource development work was in progress during the third quarter of 2010 at Westwood, in addition to significant mine site exploration programs at Rosebel, Mouska and Essakane.

South America – Suriname – Rosebel

In alignment with the 2010 corporate objectives, the 2010 reserve development and delineation program at Rosebel is designed to extend resources along strike and at depth, to identify new resources near the known deposits, and to convert resources into reserves at a rate exceeding mine depletion. An estimated 91,000-metre resource expansion program is underway, and directed at six of eight known deposits (Pay Caro, East Pay Caro, Koolhoven, Mayo, Royal Hill and Rosebel). During the third quarter of 2010, 26,152 metres of drilling were completed, bringing the year-to-date total to 76,669 metres or 84% of the planned program. Drilling was focused on the Rosebel (1,600 metres), Mayo (11,371 metres), Royal Hill (9,548 metres) and Koolhoven (3,633 metres) deposits to confirm depth extensions to the established resources, and to expand the resources along strike. Several exploration targets situated in the vicinity of the Rosebel deposit have been drilled, and results 500 metres east of the deposit demonstrate promising potential for the resource to expansion along strike.

Canada – Québec – Mouska

An underground exploration program of $1.5 million was approved in the third quarter as part of the $9.1 million supplemental exploration expenditures. Work underway includes 16,600 metres of diamond drilling and approximately 150 metres of underground development to provide for placement of drill stations. The drill campaign is expected to continue into the first half of 2011. Approximately 3,100 metres of drilling were completed during the third quarter. The exploration and resource delineation program is targeting Zone 47, a newly recognized subsidiary vein structure located only 35 metres north of existing workings. Work to date has confirmed the geologic reinterpretation of historic drill results that led to the recognition of Zone 47, and established continuity of the vein structure both horizontally and vertically.

Africa – Burkina Faso – Essakane

In 2010, 50,000 metres of diamond drilling and reverse circulation in-fill and resource expansion drilling are planned in the immediate vicinity of the Essakane Main Zone (“EMZ”) deposit within the Essakane mine permit. The program was about two-thirds completed in the third quarter, and drilling continued to target both the northern and southern strike extensions and the projected down dip extensions of the EMZ. This work will continue into 2011 and underpin the approved feasibility study for the expansion of Essakane.

An additional 17,500 metres of drilling are also in progress to explore the northern and southern strike extensions of the EMZ outside of the 50,000 metre-step-out program. This program is 44% complete, with 1,828 metres drilled in the third quarter. A follow-up diamond drill program on 100 metres spaced fences resumed in late September on the northern projected trend of the EMZ following a planned shut down during the rainy season. Aircore drilling also resumed over windblown sand sheets covering extensive portions of the mine permit during the third quarter with the objective to define new exploration targets elsewhere on the mine permit. Promising results were returned over three zones on the mine permit that will be further evaluated in the fourth quarter.

The resource model will be updated and announced at the close of fourth quarter as part of the Company’s regularly scheduled disclosure of annual reserve and resource statements.

GREENFIELD EXPLORATION EXPENSES

During the third quarter of 2010, the Company’s exploration team had an on-site presence in 11 countries within North and South America and Africa, including greenfield exploration work on regional land positions in proximity to the Company’s operating mines at Essakane and Rosebel.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

South America – Brazil

An 8,000-metre diamond drilling program is in progress to evaluate several early-stage project areas located in the Minas Gerais mining district and in southern Para State. A total of six diamond drill holes for 2,020 metres were completed on the Minas Gerais properties during the quarter to test higher grade and structurally controlled mineralized lenses within the Company’s Congonhas property. Drilling continued to intersect continuous, but narrow mineralized zones, and the program will be evaluated and re-prioritized at year-end. Elsewhere in Minas Gerais, lithogeochemical sampling at the Company’s Rio Acima project returned consistently high grade gold, with a peak of 14.4 g/t Au, in an Archean banded iron formation host unit that can be traced for over a kilometre.

Twelve diamond holes for 1,554 metres were drilled on the Company’s Para concessions during the third quarter. All holes intersected intervals of hydrothermal alteration enveloping quartz-pyrite vein stockworks and breccias, with the best result returned to date grading 14.6 g/t Au over 0.83 metre in FVE-01.

South America – Peru

More than 2,900 metres of core drilling was completed on the Company’s wholly owned Candelaria project in southern Peru. Results were inconclusive, and as a result no further work will be carried out on the property in 2010. Elsewhere in Peru, exploration work, including regional generative surveys, was in progress during the quarter on three early stage projects.

South America – Guyana

The Company’s entered into an agreement to form a joint venture with Stronghold Metals Inc. (“Stronghold”) on the Company’s Eagle Mountain gold project. The agreement is expected to close in the fourth quarter after renewal of the mineral licenses. Under the terms of the joint venture, Stronghold can earn 50% interest by making cash payments to IAMGOLD of $2.5 million, issue 6 million shares of Stronghold to IAMGOLD, and complete exploration expenditures of $3.5 million. In the event Stronghold is granted a mining license for Eagle Mountain project and acquires the remaining 50% interest from IAMGOLD, Stronghold will pay an additional $8.5 million to IAMGOLD. Stronghold will assume operatorship of the joint venture at the time of closing.

South America – Suriname

A series of gold mineralized structures were identified in 2009 at the Company’s Charmagne prospect, located 16 kilometres north of the Rosebel mine infrastructure. The expanded 2010 diamond drill program was completed during the quarter with a year-to-date total of 10,387 metres in 76 holes. Two sub-parallel zones are being explored. On the northern trend, down hole drill intercepts grading plus 0.5 g/t Au and ranging from 3.0 to 46.5 metres in length, have been returned over a 1.3 kilometre strike length. Assay results from the western half of the southern trend have not been encouraging thus far; however, alteration is analogous to that of the northern trend and the host structure remains open along strike to the east. Preliminary metallurgical work is in progress, and a resource estimate is expected to be completed in the fourth quarter.

A 12-hole diamond drill hole program has commenced at the Kraboe Doin prospect, about 18 kilometres south of the Rosebel mine complex. A large cluster of zones anomalous in gold extend over more than 8,000 metres and the current program will test the eastern portion. In 2010, the Company plans more than 15,500 metres of diamond drilling on grassroots and near-mine exploration in Suriname. This drilling is in addition to the minimum 91,000-metre resource expansion program planned for the Rosebel mine area.

Africa – Burkina Faso – Essakane

During the 2010 third quarter, exploration work continued on the Company’s 1,283-square-kilometre block of exploration concessions surrounding the mine permit. A multi-year aircore drilling program is being carried out over areas covered with thin sheets of windblown sands, and 6,913 metres of a planned 20,000-metre aircore drill program were completed during the third quarter. The sands cover significant portions of the Company’s concession area, and limit the use of traditional surface geochemical sampling techniques.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Africa – Mali – Kalana Joint Venture

Subject to the terms of an agreement with Avnel Gold Mining Limited (“Avnel”), the Company has the right to earn a 51% interest in the Kalana joint venture by spending $11 million over three years and making a second payment of $1 million to Avnel by August 2010. The Company may also increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study. The prescribed $1 million cash payment was made to Avnel during the third quarter, and at September 2010, $4.3 million in exploration expenditures had been expended on the property in fulfillment of the $11 million earn-in condition.

In October, Avnel announced that sample preparation protocols had not been consistently followed by SGS, the independent laboratory engaged in the 2010 program. The matter is being investigated by IAMGOLD and SGS, and remedial action initiated includes a complete re-assay program of year-to-date diamond drill core and reverse circulation drill samples at SGS’s sample preparation laboratory in Bamako, and analytical laboratory in Kayes. The objective is to complete the re-assay program before the end of 2010. Loss of sample material during the sample preparation stage is believed to have altered the representivity of the drill samples, and it is likely that the errors started to occur at an early stage in the 2010 drilling campaign.

The 2010 Kalana budget was increased to $6.9 million in September with an added $2.3 million of exploration funding included in the Company’s supplemental $9.1 million exploration budget appropriation. The proposed drill allotment for the original 2010 plan had effectively been realized early in the third quarter, with 9,821 metres of diamond drilling in forty holes and 11,646 metres of reverse circulation drilling carried out prior to the July to September rainy season. An aggressive revised program has been designed to allow for an additional 10,000 metres of reverse circulation drilling and 6,500 metres of diamond drilling bringing planned drilling for the year to almost 21,700 metres of reverse circulation drilling and 16,300 metres of core drilling. Diamond drilling to date has been entirely within proximity to the Kalana mine and designed as a preliminary evaluation of the potential for a large-scale, bulk mineable resource. Reverse circulation drilling was directed at two satellite zones east of the Kalana mine (Dadjan and Kalanako) in addition to the immediate mine area.

Drilling resumed in October with diamond drilling near the mine area, and reverse circulation drilling at Kalanako. The fourth quarter drilling campaigns will include 10,000 metres of reverse circulation drilling distributed equally between the Kalana mine area and Kalanako, and 5,400 metres of core drilling at the Kalana mine. The Kalanako target is one of two high-priority targets defined to date by regional termite mound geochemical sampling in conjunction with interpretation of detailed airborne magnetic-radiometric geophysics. The regional termite mound geochemical survey continued during the third quarter of 2010, and has now effectively covered the entire the 387-square-kilometre concession area.

Africa – Mali – Siribaya Joint Venture

In December 2008, the Company entered into an option agreement with Merrex Gold Inc. (“Merrex”) to earn up to a 50% interest in its Siribaya gold project by incurring exploration expenditures of C$10.5 million over four years. Pursuant to the terms of the option agreement, IAMGOLD assumed operatorship of the project during the third quarter following the completion of C$5.5 million in work expenditures.

The 2010 reverse circulation drilling campaign was suspended in late July due to the onset of seasonal rains. A total of 10,673 metres has been completed year-to-date of a planned program of 14,500 metres. Based on promising results, the reverse circulation drill program has been increased by an additional 4,000 metres. Significant intersections reported from reverse circulation holes drilled 1.5 kilometres north northeast and along strike from Zone 1A included 0.81g/t Au over 17 metres in TYC10-32, 1.64 g/t Au over 28 metres and 1.59 g/t Au over 16 metres in TYC10-33 and 1.58 g/t Au over 13 metres in TYC10-34. The mechanized auger program on the Bambadinka trend, located west and sub-parallel to the main Siribaya corridors, was also interrupted by the rainy season. Assay results returned during the third quarter confirmed the presence of a significant gold anomalous geochemical response within this 8-kilometre-long trend. Both the reverse circulation and auger drilling programs recommenced in October.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy. The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price, and currency rates.

Liquidity Risk and Capital Resources

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company ended the quarter with a strong balance sheet, having $243.4 million in cash and cash equivalents, and gold bullion evaluated at market value, compared to $300.1 million at the end of 2009.

Operating activities generated funds of $64.7 million during the third quarter of 2010 ($193.6 million during the first nine months of 2010). In the first and third quarters of 2010, the Company issued flow-through shares related to the Westwood project, and the Company’s warrants were exercised, as described in note 7 of the Company’s consolidated interim financial statements.

On March 25, 2010, the Company increased its $140.0 million secured revolving credit facility to a $350.0 million unsecured revolving credit facility (refer to note 9 of the interim consolidated financial statements). As at September 30, 2010, no funds were drawn against this credit facility. In addition, on April 23, 2010, the Company entered into a $50.0 million revolving facility for the issuance of letters of credit. As at September 30, 2010, $17.7 million in letters of credit were outstanding to guarantee certain asset retirement obligations.

The filing of a base shelf prospectus in 2009 with the securities regulators in each province and territory of Canada (except for Québec), and a corresponding registration statement with the SEC in the United States allows the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million until August 29, 2011.

Cash and Cash Equivalents

		September 30 2010	December 31 2009
(in $ millions)		$	$
Cash		111.1	182.6
Cash equivalents: Short-term deposits with initial maturities of less than three months		1.6	8.8
Cash and cash equivalents		112.7	191.4

Gold Bullion
		September 30 2010	December 31 2009
Ounces held	(oz)	99,999	99,999
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $ millions)	40.4	40.4
End of period spot price for gold	($/oz)	1,307	1,088
End of period market value	(in $ millions)	130.7	108.7

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Working Capital

	September 30 2010	December 31 2009
Working capital (in $ millions)	252.5	264.8
Current working capital ratio	2.4	2.2

The decrease in working capital is mainly due to decrease in cash and cash equivalents partially offset by increased inventories.

Contractual Obligations

Total contractual obligations as at September 30, 2010 were $51.9 million, a decrease of approximately $21.5 million compared to December 31, 2009 mainly due to lower obligations at Essakane and Westwood, partially offset by higher obligations at Sadiola. These obligations will be met through available cash resources and operating cash flows.

Asset Retirement Obligations:

At September 30, 2010, a liability of $109.1 million (December 31, 2009 – $105.1 million), representing the discounted value of these obligations, is included in the Company’s consolidated balance sheet. The Company has letters of credit in the amount of $17.7 million to guarantee certain asset retirement obligations.

The increase in obligations during the first nine months of 2010 was mainly related to accretion expenses and foreign exchange adjustments. Disbursements totaling $1.6 million were incurred during the first nine months of 2010.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk is associated with cash and cash equivalents, receivables and derivatives. The Company holds cash and cash equivalents in credit worthy financial institutions and does not hold any asset-backed commercial paper. The credit risk related to the Company’s receivables and derivatives is considered minimal.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Market risk includes three types of risk:

•	Share, gold and commodity market price risk,

•	Currency risk, and

•	Interest rate risk.

Marketable securities and Warrants held as investments, and market price risk

In 2010, the Company has sold and is planning to sell some of its investments in marketable securities and warrants which are subject to market price risk. A gain of $0.9 million during the third quarter of 2010 ($7.4 million during the first nine months of 2010), previously included in other comprehensive income, was transferred to the statement of earnings. At the end of September 2010, the Company reviewed the value of marketable securities for other-than-temporary impairment based on both quantitative and qualitative criteria and determined that no impairment charge was required as in the first nine months of 2009. The Company accounted for the related unrealized changes in the quoted share market value as disclosed in note 6 of the Company’s interim consolidated financial statements.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

At September 30, 2010, a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted, respectively, in a change in unrealized net of tax gain/loss of $4.9 million that would be included in other comprehensive income and a change of $0.3 million in net earnings.

Derivative instruments

Commodity prices in the gold industry are facing significant volatility and all of the factors that determine them are beyond the Company’s control. The Company is focused on controlling cost at its existing mining operations and deploys hedging strategies to manage its commodity and currency risk.

The Company entered into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging the Mupane mine’s gold production, a portion of its requirement of Canadian dollars and €uros, and a portion of its expected consumption of diesel and aluminum.

At the end of the period, the Company’s derivatives were as follows:

	September 30 2010		December 31 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$
Derivatives – Gold option contracts	(8.4)	(8.4)	-	-
Derivatives – Currency contracts	(0.3)	(0.3)	0.1	0.1
Derivatives – Heating oil option and swap contracts	0.6	0.6	2.7	2.7
Derivatives – Aluminum option contracts	-	-	0.2	0.2
	(8.1)	(8.1)	3.0	3.0

Gold market price risk

Due to Mupane’s short life of mine and to secure its margin, at the beginning of 2010, the Company entered into gold option contracts to protect the majority of the mine’s production for 2010, 2011 and 2012. These hedges are intended to support a positive operating cash flow from the operation. As of September 30, 2010, the options provided protection on 13,200 ounces of gold production for the remainder of 2010 at prices between $1,000 and $1,325 per ounce, 52,800 ounces in 2011 at prices between $1,000 and $1,400 per ounce, and 54,000 ounces in 2012 at prices between $1,000 and $1,500 per ounce. The total of these option contracts provides hedges for 86% of the expected production through 2013.

During the third quarter of 2010, option contracts for 10,000 ounces of gold expired without being exercised (25,200 ounces during the first nine months of 2010) while option contracts for 3,200 ounces were exercised. All ounces of gold sold were sold at spot price except for those delivered into the exercised option contracts, which were sold at the option strike prices.

Fair value adjustments of $0.9 million were recognized during the third quarter of 2010 and recorded as an unrealized derivative loss ($8.4 million during the first nine months of 2010).

As at September 30, 2010, the valuation of the remaining gold option contracts was based on a gold price of $1,307 per ounce, and following the assumption of an increase or a decrease of $100 per ounce, would have been as follows:

	September 30, 2010 $1,307/oz	Increase of $100/oz at $1,407/oz	Decrease of $100/oz at $1,207/oz
	Fair value	Fair value	Fair Value
(in $ millions)	$	$	$
Gold option contracts	(8.4)	(15.3)	(2.7)

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Currency exchange rate risk

The Company uses foreign exchange contracts to mitigate the risk of variability of the US dollar compared to various currencies. At the beginning of 2010, the Company entered into option contracts to hedge a portion of its exposure to the Canadian dollar for the remainder of 2010. The Company’s objective is to hedge its exposure to the Canadian dollar requirement due to capital expenditures required to advance the Westwood project and operating and capital expenditures at the Niobec mine. At September 30, 2010, the outstanding contracts to buy C$30.0 million (equivalent of $28.4 million) represented hedging of 46% of the Company’s Canadian dollar requirement for the remainder of 2010.

The Company has €uro requirements due to capital and operating expenditures related to the construction and operation of the Essakane mine site. At September 30, 2010, outstanding contracts to buy €4.5 million (equivalent of $6.3 million) represented hedging of 33% of Essakane’s €uro requirement for the remainder of 2010.

Fair value adjustments of $1.6 million were recognized during the third quarter and recorded as an unrealized derivative gain (a loss of $0.3 million during the first nine months of 2010).

In addition, in April 2010, one the Company’s subsidiary entered into a foreign exchange forward contract with its financial institution to mitigate the impact of the foreign exchange on the issuance premium to be paid in €uros in May 2010. The forward price agreed to was €1 for $1.3570 and on the day of maturity the exchange rate was €1 for $1.2201 resulting in a realized derivative loss of $2.4 million during the second quarter of 2010.

The fair value as at September 30, 2010, and the fair value based on an increase or a decrease of 10% of the currency exchange rate as compared to the US dollar would have been as follows:

Fair value	September 30 2010	Increase of 10%	Decrease of 10%
(in millions $)	$	$	$
Canadian dollar	(0.2)	1.4	(0.9)
€uro	(0.1)	0.6	(0.7)
Total	(0.3)	2.0	(1.6)

Heating oil options contracts and fuel market price risk

The Company uses heating oil option contracts to mitigate the price risk of diesel fuel at the Rosebel, Mupane, Sadiola, Yatela and Essakane operations. In 2009, the Company entered into additional option contracts hedging 8.6 million gallons or 36% of 2010 planned fuel requirements. These contracts all expire in 2010 and do not qualify for hedge accounting. During the second quarter of 2010, the Company entered into an additional swap at no cost for 3.4 million gallons. At September 30, 2010, there were outstanding option and swap contracts on 3.4 million gallons of heating oil or 50% of the remaining planned fuel consumption in 2010.

At September 30, 2010, the fair value of outstanding contracts was as follows:

Fair value	Number of gallons	September 30 2010	December 31 2009
(in millions $)		$	$
Heating oil options and swap contracts	3,360,000	0.6	2.7

As of September 30, 2010, the valuation of these contracts was based on a heating oil price of between $1.45 and $2.21 per gallon with a net premium of $0.19 per gallon. The fair value of these contracts, based on an increase or a decrease of 10% of the price per gallon, would have been as follows:

Fair value	September 30 2010	Increase of 10%	Decrease of 10%
(in millions $)	$	$	$
Heating oil options and swap contracts	0.6	1.3	(0.2)

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Changes in fair values resulted in a derivative loss (gain) as follows:

	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
(in millions $)	$	$	$	$
Unrealized loss on contracts expiring in 2009	-	0.3	-	0.9
Unrealized loss (gain) on contracts expiring in 2010	(0.6)	-	0.9	-
Realized loss on contracts expiring in 2010	0.3	-	0.3	-
Total included in derivative loss (gain)	(0.3)	0.3	1.2	0.9

Aluminum option contracts and market price risk

The Company used aluminum option contracts to mitigate the price risk of aluminum at the Niobec mine. These contracts did not qualify for hedge accounting and were all expired at the end of September 2010. Changes in fair value of $0.1 million during the first nine months of 2010 were accounted for as a derivative loss.

Shareholders’ Equity

At the end of 2009, the Company announced an annual dividend payment of $0.06 per share (2008 - $0.06 per share) totaling $22.1 million, which was paid on January 12, 2010 ($17.7 million in 2008 was paid on January 12, 2009).

Number	September 30 2010	November 2 2010

Shares issued and outstanding	372,743,000	372,780,374

Share options	4,742,475	4,691,767

The increase in the number of shares issued and outstanding since September 30, 2010 is due to the exercise of options.

Non-controlling Interests

The non-controlling interests relate to the minority partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), EURO Ressources S.A., La Arena S.A. (the La Arena project), and Orezone Resources Inc. (the Essakane mine).

RELATED PARTY TRANSACTIONS

In the first nine months of 2010 and 2009, there were no material related party transactions

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

2010-OUTLOOK

At the date of this MD&A, the Company announces updated guidance for 2010 production and cash costs as presented below.

	Updated Outlook 2010 (issued November 2010)	Updated Outlook 2010 (issued August 2010)	Outlook 2010 (issued January 2010)
Attributable share of gold production (000 oz):
Africa	530 – 545	570 – 585	540 – 570
South America	385 – 395	385 – 395	380 – 400
Canada	25 – 30	25 – 30	20 – 30
Total attributable share of gold production (000 oz)	940 – 970	980 – 1,010	940 – 1,000
Cash cost ($/oz)[1]	$565 – $585	$530 – $550	$490 – $510

Projected 2010 average realized gold price ($/oz)	$1,200	$1,100	$1,000

Projected 2010 oil price ($/barrel)	$80	$80	$75

Projected 2010 average foreign exchange rate (C$/US$)	1.05	1.05	1.10

Niobium production (millions of kg Nb)	4.5 – 4.7	4.5 – 4.7	4.2 – 4.4

Niobium operating margin ($/kg Nb)[1]	$17 – $19	$17 – $19	$17 – $19

Given the expected shutdown at Essakane and an updated production ramp assumption, the Company has revised its gold production guidance from a range of between 980,000 and 1,010,000 ounces to a range of between 940,000 and 970,000 ounces. Although the CIL plant is running well, subsequent to the end of the third quarter, Essakane experienced some electrical problems with its grinding mill. Until these problems are resolved, management will maintain a broad range for its production guidance.

In recognition of lower production Essakane, the Company has revised its guidance for the average cash costs for gold from a range of between $530 and $550 per ounce to a range of between $565 and $585 per ounce. This also reflects the impact of an increasing gold price on royalty costs.

The following table provides estimated sensitivities with respect to certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2010.

	Change of	Impact on the annualized 2010 cash cost by $/oz
Gold price	$50/oz	$3
Oil price	$10/barrel	$6
Canadian dollar per US dollar	$0.10	$2

€uro per US dollar	$0.10	$2

[1]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

As announced in the MD&A of the second quarter of 2010, the Company plans to continue significant investment in mine development in 2010. The 2010 planned capital expenditures were increased from $373.0 million to $408.0 million. In line with the Company’s growth strategy, IAMGOLD announced an additional $9.1 million in exploration expenditures for 2010 compared to the initial guidance. Overall, the Company’s exploration budget has increased by 12% from $77.7 million to $86.8 million. The additional greenfield funding will be directed at promising joint ventures in West Africa and the Charmagne discovery in Suriname, whereas supplemental funding for near-mine exploration was approved for the Rosebel, Mouska and Essakane operations.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the US Securities and Exchange Commission (SEC) under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures. This evaluation is done under the supervision and with the participation of the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure controls and procedures:

As at the end of the period covered by this MD&A and accompanying unaudited consolidated interim financial statements, the Company’s management, including the CEO and the CFO, have reviewed and evaluated the effectiveness of its disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries and joint venture, was made known to them by others within those entities.

Internal controls over financial reporting:

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of management’s evaluation.

Limitations of controls and procedures:

The Company’s management including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

CHANGES IN CANADIAN ACCOUNTING POLICIES

Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the application of the effective interest method following an impairment loss of an investment in a debt instrument. This clarification applies to investment in debt instruments classified as held-to-maturity and to those classified as available for sale. This amendment was effective for the Company in 2010 and did not have an impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING CHANGES

Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and Amendments to Section 3251, Equity

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests, and amendments to Section 3251, Equity. These new standards will be effective for the Company in 2011 and earlier concurrent adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R - Business Combinations.

Sections 1601 and 1602 together replace Section 1600, Consolidated financial statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - Consolidated and separate financial statements.

Amendments to Section 3251 apply to entities that have adopted Section 1602 and require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity.

Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the situation where the embedded prepayment option is considered closely related and, therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011. The Company is in the process of evaluating the requirements of this new standard.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011. Changing from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

The following is a summary of the Company’s conversion project:

Phase and Key activities	Completion	Progress
Preliminary impact assessment	September 2008	Completed
¡ Basis for planning future phases
Design and planning	December 2008	Completed
¡ Development of detailed implementation plan
Solution development ¡ Analyses of policy alternatives allowed under IFRS ¡ Specify changes required to existing accounting policies ¡ Develop solutions for information systems	Q2 2010	Completed excluding potential changes to standards
Implementation
¡ Prepare preliminary IFRS accounting policies	Q2 2010	Majority completed
¡ Prepare preliminary IFRS consolidated shell financial statements	Q2 2010	Completed
¡ Finalize IFRS consolidated shell financial statements and IFRS accounting policies	Q4 2011	In progress
¡ Preliminary opening balance sheet reconciliation	Q3 2010	(a)
¡ Implement information system solutions	Q4 2010	In progress
¡ Training to finance staff, other relevant employees, including certain members of senior management, and the Audit Committee	Ongoing	Provided in 2009 Ongoing in 2010
¡ Address the impact of IFRS on certain agreements, such as hedge contracts, loan arrangements, and shareholder and compensation agreements	Q4 2010	Ongoing in 2010
Post-implementation (b)	Q1 2011	In progress
¡ Compliance review and project assurance activities ¡ Design and implement new IFRS control environment

(a)

Certain preliminary opening balance sheet adjustments have been substantially completed. However, certain adjustments may be revised and reviewed by management resulting from additional information or analysis, changes in guidance or changes in policies to be adopted upon transition to IFRS. Preliminary transition disclosures to be issued in the first quarter of 2011 have been drafted, based on the preliminary adjustments completed to date.

(b)	See further details on post-implementation activities in the following section.

The Company has engaged in dialogue with its independent auditors in all phases of the conversion project and will continue to do so.

The following is a discussion of the significant areas impacting the Company on transition, including certain implementation issues specific to the Company.

IFRS 1 – First-Time Adoption of IFRS:

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of January 1, 2010, the date of the first comparative balance sheet presented under IFRS. However, IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS on the date of transition. The following are the optional exemptions that the Company plans to utilize:

•	Business combination election – This election allows the Company to adopt IFRS 3(R) prospectively from the date of transition.

•	Fair value or revaluation as deemed cost election – The Company plans to elect on transition to deem the cost of certain items of property, plant and equipment and exploration and evaluation assets at

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

fair value where the fair value approximates carrying value. As a result, the impact is expected to be minimal.

•	Decommissioning liabilities – This election enables the Company to apply a ‘short-cut’ approach for the determination of the corresponding asset balance on the date of transition.

The remaining optional exemptions are not expected to be significant to the Company’s adoption of IFRS.

IFRS 6 – Exploration and Evaluation:

The Company’s policy under Canadian GAAP requires exploration and evaluation costs to be capitalized when a project is determined to be potentially economically viable.

Under IFRS, the Company has revised its accounting policy whereby all exploration costs are expensed and evaluation costs are capitalized, which are incurred upon determination that a project has probable economic recovery. This would have the effect of moving the date when capitalization starts to a later time for some projects, requiring greater amounts to be expensed through the statement of earnings versus capitalized in a given period.

The change must be applied on a retrospective basis. As a result, amounts previously capitalized of $6.3 million before tax will be required to be written off and charged to retained earnings as at January 1, 2010 to conform to the policy under IFRS.

IAS 31 – Interests in Joint Ventures:

Currently, IAS 31 provides companies with the choice to account for joint ventures under the proportionate consolidation method, which is consistent with Canadian GAAP, or the equity accounting method. In addition, there is an exposure draft based on which the IASB is expected to issue a new standard to replace IAS 31 in 2010, which will result in the requirement to account for certain joint ventures under the equity method of accounting. Under the anticipated new requirements, the Company expects its joint ventures in Sadiola and Yatela will be required to be accounted for under the equity method. However, application of the revised standard is not expected to be effective prior to the Company’s transition to IFRS.

As a result of the required change and to minimize future changes after transition, the Company is planning to adopt the equity method of accounting for its joint ventures on transition to IFRS.

This change to the equity method of accounting for its joint ventures significantly impacts the presentation of the Company’s assets, liabilities, revenues and expenses for these entities. Under Canadian GAAP, a change to equity accounting from the proportionate consolidation method of accounting would result in a reduction to total assets of $47.9 million as at December 31, 2009 and a reduction to revenues and expenses of $217.7 million and $157.1 million respectively, resulting in an increase to earnings from non-controlling interests in mining operations of $60.6 million and no change to net earnings for the year ended December 31, 2009.

In addition, the change in accounting requires the Company to make changes to its consolidation system to facilitate the transition. The system changes were completed during the third quarter of 2010.

The Company is also currently in the process of determining the impact on transition for any differences in policies under IFRS in relation to its joint ventures.

IAS 21 – Effects of Changes in Foreign Exchange Rates:

The underlying concepts of functional currency and reporting currency are broadly consistent between Canadian GAAP and IFRS. However, IFRS rules differ in the determination of functional currency in that certain factors are given more weight than others.

The Company has determined that the functional currencies of certain entities will change on transition to IFRS. This change is required to be applied on a retrospective basis. As at December 31, 2009, the cumulative translation balance under Canadian GAAP of $47.5 million will be eliminated and adjustments recorded for non-monetary assets and liabilities for differences between the translation of items at the historical rate and the current rate. Any remaining adjustment will be recognized in retained earnings. The Company is currently in the process of calculating the adjustment on transition resulting from the change.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

In addition, this change will have information systems impacts for the affected locations. The implementation of dual currency ledgers at specified entities and consolidation system change requirements are expected to be completed in the fourth quarter of 2010.

IAS 37 – Provisions for Asset Retirement Obligations:

The provision for reclamation and rehabilitation under Canadian GAAP is measured based on fair value, which generally represents third party costs. In addition, changes in discount rates are not reflected in the carrying amount of the provision and foreign currency denominated obligations are translated using spot or expected rates, when appropriate.

IFRS requires the provision to be measured based on management’s best estimate of future cash out flow, which the Company has generally determined to be also third party costs. However, the calculation of the provision uses current rates for interest and foreign currency.

The change in the calculation of the provision as well as the use of the ‘short-cut’ approach, as per the IFRS 1 elections noted above, will impact the corresponding asset, recognized within mining assets.

The Company is currently in the process of calculating the impact on transition.

IAS 12 – Income Taxes:

While the overall methodology for recording deferred taxes is consistent between Canadian GAAP and IFRS, there are several key areas of differences that may have a significant impact on the Company’s financial statements. The key areas of differences applicable to the Company are as follows:

•	The measurement of uncertain tax positions;

•	The recognition of temporary differences arising from differences in translation of foreign non-monetary assets between historical and current rates;

•	The recognition of changes in tax bases resulting from intra-company transfers of non-monetary assets;

•	The recognition of temporary differences arising from undistributed earnings of certain non-controlled entities and subsidiaries; and

•	The recognition of deferred tax liabilities on asset acquisitions.

The Company is currently in the process of evaluating these differences and calculating the impact on transition.

The IFRS impact on tax processes and policies is extensive as the impact will not only result from changes to tax accounting standards but may also arise from changes to other standards. In addition, certain changes will be required to consolidation and information systems and were completed in the third quarter of 2010.

Other Items:

Other minor transition adjustments currently identified relate to recognition of unquoted marketable securities and warrants to fair value, recognition of accumulated actuarial gains and losses for pension benefit plans and the recognition of share based payments from the service commencement date rather than the grant date.

The Company continues to evaluate whether other minor differences exist and calculating the impact, if any, on transition.

The following are significant areas of differences impacting the Company on a go forward basis and where the impact on transition is expected to be minimal or none.

IFRS 3R – Business Combinations:

The differences under IFRS are expected to only have a prospective impact due to the election available and noted in the discussion for IFRS 1 above.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

The key areas of difference between IFRS and Canadian GAAP that can have a significant impact on future business combinations relate to the following:

•	The measurement date of shares issued as consideration;

•	The value recognized for non-controlling interests;

•	Contingent consideration;

•	The value of equity shares held prior to obtaining control; and

•	Negative goodwill.

These differences may have a significant impact on earnings on the date of acquisition and subsequent amortization or impairment charges resulting from the purchase price adjustment.

IAS 36 – Impairment of Assets:

Canadian GAAP generally uses a two-step approach to impairment testing while IFRS uses a one-step approach for both testing for and measurement of impairment. This may result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but would not be supported on a discounted cash flow basis.

In addition, IFRS requires the reversal of any previous impairment losses other than goodwill where circumstances leading to the original impairment have changed. Canadian GAAP prohibits reversal of impairment losses.

These differences could lead to earnings volatility in future periods.

The Company has performed impairment calculations as at the transition date under IFRS on a preliminary basis. The results of the preliminary calculations do not indicate that any adjustments will be required upon transition to IFRS.

Post-Implementation Activities Phase:

This phase of the project is scheduled to commence in the fourth quarter of 2010. Management’s focus will be in the following key areas:

•	Controls over system and process changes identified for the implementation of IFRS,

•	Review of controls and processes for the identification and calculation of the opening balance sheet accounts and 2010 adjustments from Canadian GAAP financial statements to IFRS,

•	Review of Company’s IFRS accounting policies and processes for any significant changes to key controls.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found on page 2.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s Annual MD&A, and the Company’s 2009 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks are described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company), and incorporated by reference into this MD&A.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

ADJUSTED NET EARNINGS

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. Adjusted net earnings represent net earnings excluding certain impacts, net of tax, such as impairment charge, unrealized derivative gain or loss on gold Mupane hedging, gain on sale of gold bullion and marketable securities, foreign exchange gain or loss, and executive severance costs. These measures are not necessarily indicative of net earnings or cash flows as determined under GAAP. The following table provides a reconciliation of net earnings to adjusted net earnings as per the unaudited interim consolidated statement of earnings.

	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
(in $ millions, except for number of shares and per share amounts)	$	$	$	$

Net earnings	40.8	64.9	135.3	161.5
Impairment charge	-	-	-	9.3
Unrealized derivative loss on gold Mupane hedging	1.0	-	8.4	-
Gain on sale of gold bullion	-	-	-	(30.7)
Gain on sales of marketable securities	(1.1)	(1.7)	(8.8)	(2.0)
Foreign exchange loss (gain)	9.3	(11.5)	4.5	(24.9)
Executive severance costs	-	-	1.7	1.5
	9.2	(13.2)	5.8	(46.8)
Adjusted net earnings	50.0	51.7	141.1	114.7
Weighted average number of common shares outstanding (in millions)
Basic	372.1	367.5	370.9	347.9
Diluted	373.9	369.5	372.9	349.4

Basic net earnings per share	0.11	0.18	0.36	0.46

Diluted net earnings per share	0.11	0.18	0.36	0.46

Basic adjusted net earnings per share	0.13	0.14	0.38	0.33

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash cost per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Third quarter ended September 30, 2010

		Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Essakane(a)	Doyon Division	Mupane	Sadiola(b)	Yatela	Total	Other(c)	Total(d)
	$	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	50.1	6.7	2.1	15.9	21.1	12.4	108.3	20.3	128.6
Adjust for:
By-product credit (excluded from mining costs)	-	-	(0.6)	-	-	-	(0.6)
Stock movement	1.7	16.3	4.9	(0.4)	0.6	-	23.1
Accretion expense and other changes in asset retirement obligations	(0.4)	-	(0.6)	-	(0.2)	(0.2)	(1.4)
Foreign exchange, interest and other	(0.5)	(1.3)	-	(0.5)	(2.0)	-	(4.3)
Cost attributed to non-controlling interests	(2.5)	(2.2)	-	-	-	-	(4.7)
	(1.7)	12.8	3.7	(0.9)	(1.6)	(0.2)	12.1
Cash costs – operating mines	48.4	19.5	5.8	15.0	19.5	12.2	120.4
Cash costs – working interests(e)							27.4
Total cash costs including working interests							147.8
Attributable gold production – operating mines (000 oz )	101	42	13	16	30	9	211
Attributable gold production – working interests (000 oz)(e)							45
Total attributable gold production (000 oz)							256
Total cash costs ($/oz)	484	459	456	964	659	1,243	577

(a)	Commercial production of the Essakane mine started effective as of July 16, 2010.
(b)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(c)	Niobium, Exploration and development and Corporate Segments.
(d)	As per unaudited consolidated interim statement of earnings.
(e)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Third quarter ended September 30, 2009

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Mupane	Sadiola(a)	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	44.0	16.6	8.0	17.5	3.9	90.0	19.9	109.9
Adjust for:
By-product credit (excluded from mining costs)	(0.1)	(0.9)	-	-	-	(1.0)
Stock movement	2.9	0.3	1.3	0.3	0.1	4.9
Accretion expense and other changes in asset retirement obligations	(0.4)	(0.4)	(0.1)	(0.2)	(0.2)	(1.3)
Foreign exchange, interest and other	(1.4)	0.1	(0.5)	(0.9)	1.6	(1.1)
Cost attributed to non-controlling interests	(2.3)	-	-	-	-	(2.3)
	(1.3)	(0.9)	0.7	(0.8)	1.5	(0.8)
Cash costs – operating mines	42.7	15.7	8.7	16.7	5.4	89.2
Cash costs – working interests(d)						22.5
Total cash costs including working interests						111.7
Attributable gold production – operating mines (000 oz )	106	30	11	32	22	201
Attributable gold production – working interests (000 oz)(d)						43
Total attributable gold production (000 oz)						244
Total cash costs ($/oz)	403	517	744	525	251	457

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Niobium, Exploration and development and Corporate Segments.
(c)	As per unaudited consolidated interim statement of earnings.
(d)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Nine months ended September 30, 2010

	Operating Gold Mines							Other
(in $ millions, except where noted) (unaudited)	Rosebel	Essakane(a)	Doyon Division	Mupane	Sadiola(b)	Yatela	Total	Other(c)	Total(d)
	$	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	149.2	6.7	11.1	39.4	54.7	34.3	295.4	59.1	354.5
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	-	(0.8)	-	(0.1)	-	(1.1)
Stock movement	(0.7)	16.3	0.4	(1.4)	1.6	-	16.2
Accretion expense and other changes in asset retirement obligations	(1.3)	-	(1.7)	(0.2)	(0.6)	(0.6)	(4.4)
Foreign exchange, interest and other	(2.5)	(1.3)	(2.5)	(0.4)	(1.3)	1.1	(6.9)
Cost attributed to non-controlling interests	(7.2)	(2.2)	-	-	-	-	(9.4)
	(11.9)	12.8	(4.6)	(2.0)	(0.4)	0.5	(5.6)
Cash costs – operating mines	137.3	19.5	6.5	37.4	54.3	34.8	289.8
Cash costs – working interests(e)							84.4
Total cash costs including working interests							374.2
Attributable gold production – operating mines (000 oz )	276	42	15	42	89	51	515
Attributable gold production – working interests (000 oz)(e)							137
Total attributable gold production (000 oz)							652
Total cash costs ($/oz)	499	459	429	897	611	678	574

(a)	Commercial production of the Essakane mine started effective as of July 16, 2010.
(b)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(c)	Niobium, Exploration and development and Corporate Segments.
(e)	As per unaudited consolidated interim statement of earnings.
(e)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

Nine months ended September 30, 2009

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Mupane	Sadiola(a)	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	112.9	48.6	30.8	46.1	20.0	258.4	49.2	307.6
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	(1.8)	-	(0.1)	-	(2.1)
Stock movement	10.5	(1.1)	(1.4)	0.5	0.3	8.8
Accretion expense and other changes in asset retirement obligations	(1.3)	(1.1)	(0.2)	(0.5)	(0.4)	(3.5)
Foreign exchange, interest and other	(2.5)	(0.1)	(1.1)	(0.6)	1.2	(3.1)
Cost attributed to non-controlling interests	(6.0)	-	-	-	-	(6.0)
	0.5	(4.1)	(2.7)	(0.7)	1.1	(5.9)
Cash costs – operating mines	113.4	44.5	28.1	45.4	21.1	252.5
Cash costs – working interests(d)						66.2
Total cash costs including working interests						318.7
Attributable gold production – operating mines (000 oz )	293	85	40	103	61	582
Attributable gold production – working interests (000 oz)(d)						123
Total attributable gold production (000 oz)						705
Total cash costs ($/oz)	387	523	696	441	347	452

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Niobium, Exploration and development and Corporate Segments.
(c)	As per unaudited consolidated interim statement of earnings.
(d)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE (UNAUDITED)

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as to evaluate the overall effectiveness and efficiency of the operation.

The following table provides a reconciliation of operating margin per kilogram of niobium sold at the Niobec mine to revenues and mining costs, and attributable non-hedge derivative gain or loss, as per the unaudited consolidated interim statement of earnings.

(unaudited)			2010	2009
(in $ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$
Revenues from the Niobec mine as per segmented information in the Company’s consolidated interim financial statements	40.4	38.9	40.2	52.8	39.7	35.0	31.8
Mining costs per consolidated interim statement of earnings	128.6	109.5	116.4	139.2	109.9	108.4	89.3
Mining costs from gold mines as per cash cost reconciliation	(108.3)	(90.5)	(96.6)	(112.3)	(90.0)	(91.7)	(76.7)
Other mining costs	(0.4)	(0.6)	(0.4)	(1.9)	-	-	(0.1)
	19.9	18.4	19.4	25.0	19.9	16.7	12.5
Non-hedge derivative gain	-	-	-	(0.6)	-	-	-
Mining costs from the Niobec mine	19.9	18.4	19.4	24.4	19.9	16.7	12.5
Operating margin	20.5	20.5	20.8	28.4	19.8	18.3	19.3
Sales volume (000 kg Nb)	1,089	1,058	1,092	1,451	1,082	951	863
Operating margin ($/kg Nb)	19	19	19	20	18	19	22

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

MINING OPERATIONS PRODUCTION DATA (UNAUDITED)

Tables below show production data for each mining operation for each quarter of 2010 and 2009.

			2010	2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Suriname—Rosebel Mine (IAMGOLD interest—95%)
Total operating material mined (000t)	12,364	11,797	14,159	15,541	14,133	12,602	11,127
Strip ratio(a)	3.0	2.9	3.2	3.5	3.5	3.0	3.2
Ore milled (000t)	3,112	3,172	3,131	2,759	3,003	2,883	2,448
Head grade (g/t)	1.1	0.9	1.1	1.3	1.3	1.3	1.2
Recovery (%)	94	89	92	93	92	93	93
Gold production – 100% (000 oz)	106	86	98	104	111	109	88
Attributable gold production – 95% (000 oz)	101	82	93	99	106	104	83
Gold sales – 100% (000 oz)	96	87	102	98	107	104	74
Gold revenue ($/oz)(b)	1,238	1,207	1,111	1,097	969	916	912
Cash cost excluding royalties ($/oz)	421	504	401	369	359	327	353
Royalties ($/oz)	63	63	55	53	44	40	40
Cash cost ($/oz)(c)	484	567	456	422	403	367	393

Burkina Faso—Essakane Mine (IAMGOLD interest—90%)(d)
Total operating material mined (000t)	5,404	-	-	-	-	-	-
Strip ratio(a)	1.2	-	-	-	-	-	-
Ore milled (000t)	1,298	-	-	-	-	-	-
Head grade (g/t)	1.2	-	-	-	-	-	-
Recovery (%)	95	-	-	-	-	-	-
Gold production – 100% (000 oz)	47	-	-	-	-	-	-
Attributable gold production – 90% (000 oz)	42	-	-	-	-	-	-
Gold sales – 100% (000 oz)	18	-	-	-	-	-	-
Gold revenue ($/oz)(b)	1,287	-	-	-	-	-	-
Cash cost excluding royalties ($/oz)	441	-	-	-	-	-	-
Royalties ($/oz)	18	-	-	-	-	-	-
Cash cost ($/oz)(c)	459	-	-	-	-	-	-

Canada—Doyon Division (IAMGOLD interest—100%)
Total operating material mined (000t)	13	17	19	60	99	119	107
Ore milled (000t)	17	-	-	63	104	115	106
Head grade (g/t)	14.2	-	-	10.3	9.5	7.9	8.3
Recovery (%)	96	-	-	96	96	96	96
Gold production (000 oz)	13	2	-	24	30	28	27
Gold sales (000 oz)	3	-	6	23	30	25	36
Gold revenue ($/oz)(b)	1,284	-	1,100	1,094	973	928	916
Cash cost excluding royalties ($/oz)	430	252	-	517	505	514	521
Royalties ($/oz)	26	28	-	11	12	9	8
Cash cost ($/oz)(c)	456	280	-	528	517	523	529
(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.
(d)	Commercial production started effective as of July 16, 2010. Refer to the results of operations’ section for more information.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

	2010			2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Botswana—Mupane Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	2,583	1,853	1,954	1,956	2,049	1,817	1,639
Strip ratio(a)	9.8	5.8	9.5	8.8	7.4	9.2	6.3
Ore milled (000t)	315	279	250	203	198	246	252
Head grade (g/t)	1.8	1.8	1.9	1.8	2.2	2.4	2.2
Recovery (%)	86	80	87	89	85	80	76
Gold production (000 oz)	16	13	13	11	11	15	14
Gold sales (000 oz)	16	13	15	10	11	20	19
Gold revenue ($/oz)(b)	1,236	1,226	1,115	1,109	838	647	643
Cash cost excluding royalties ($/oz)	902	829	775	814	703	644	596
Royalties ($/oz)	62	58	51	71	41	53	57
Cash cost ($/oz)(c)	964	887	826	885	744	697	653

Mali—Sadiola Mine (IAMGOLD interest – 41% in 2010; 38% in 2009)(d)
Total operating material mined (000t)	1,808	2,486	2,668	2,587	2,072	1,845	2,246
Strip ratio(a)	8.5	8.2	7.9	7.6	13.4	3.3	4.6
Ore milled (000t)	441	448	443	467	421	413	357
Head grade (g/t)	2.1	2.1	2.1	2.1	2.6	2.8	3.0
Recovery (%)	92	95	94	94	86	92	91
Attributable gold production (000 oz)	30	29	30	32	32	35	36
Attributable gold sales (000 oz)	28	29	29	33	31	37	34
Gold revenue ($/oz)(b)	1,222	1,188	1,109	1,089	958	922	898
Cash cost excluding royalties ($/oz)	589	567	473	549	468	366	334
Royalties ($/oz)	70	69	65	67	57	58	51
Cash cost ($/oz)(c)	659	636	538	616	525	424	385

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	1,508	1,364	704	410	535	652	939
Strip ratio(a)	8.2	7.7	4.3	2.1	8.5	1.4	2.9
Ore crushed (000t)	233	328	304	325	220	283	271
Head grade (g/t)	1.0	1.0	1.9	3.0	3.2	4.4	2.8
Attributable gold stacked (000 oz)	7	11	18	32	23	39	25
Attributable gold production (000 oz)	9	15	27	28	22	26	13
Attributable gold sales (000 oz)	10	15	26	29	22	25	13
Gold revenue ($/oz)(b)	1,233	1,185	1,110	1,091	958	924	909
Cash cost excluding royalties ($/oz)	1,169	622	397	256	194	280	471
Royalties ($/oz)	74	75	65	67	57	54	55
Cash cost ($/oz)(c)	1,243	697	462	323	251	334	526

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.
(d)	On December 29, 2009, the Company purchased an additional 3% interest in Sadiola which resulted in a 41% interest in the Sadiola joint venture.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010

	2010			2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	3,250	4,194	4,095	3,900	3,983	4,324	4,487
Capitalized waste mined (000t)	3,208	2,397	2,660	2,131	1,991	1,650	2,259
Strip ratio(a)	2.3	2.8	2.9	3.1	3.0	3.3	3.6
Heap Leach:
Ore crushed (000t)	559	608	624	520	428	479	537
Head grade (g/t)	0.5	0.6	0.6	0.7	0.7	0.9	1.0
Attributable gold production (000 oz)	9	12	12	9	8	11	14
Mill:
Ore milled (000t)	528	562	499	511	541	497	449
Head grade (g/t)	1.4	1.5	1.3	1.4	1.4	1.3	1.3
Attributable gold production (000 oz)	25	26	21	23	25	20	15
Total attributable gold production (000 oz)	34	38	33	32	33	31	29
Total attributable gold sales (000 oz)	34	38	33	32	33	31	29
Gold revenue ($/oz)(b)	1,223	1,192	1,110	1,105	964	920	904
Cash cost excluding royalties ($/oz)	582	562	556	475	479	484	500
Royalties ($/oz)	8	60	37	30	32	28	27
Cash cost ($/oz)(c)	590	622	593	505	511	512	527

Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	718	640	623	630	475	716	909
Strip ratio(a)	2.5	2.0	2.6	2.4	2.0	2.4	3.6
Ore milled (000t)	234	250	256	213	232	246	252
Head grade (g/t)	1.5	1.5	1.3	1.3	1.4	1.3	1.3
Recovery (%)	93	93	92	93	95	93	93
Attributable gold production (000 oz)	11	11	10	8	10	10	10
Attributable gold sales (000 oz)	11	11	10	8	10	10	10
Gold revenue ($/oz)(b)	1,229	1,194	1,119	1,087	962	921	906
Cash cost excluding royalties ($/oz)	612	615	640	616	546	581	620
Royalties ($/oz)	11	60	35	36	26	28	27
Cash cost ($/oz)(c)	623	675	675	652	572	609	647

Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	427	441	470	474	437	438	424
Ore milled (000t)	458	456	448	448	441	453	413
Grade (% Nb205)	0.62	0.62	0.61	0.64	0.61	0.57	0.63
Niobium production (000kg Nb)	1,057	1,066	1,171	1,236	982	903	985
Niobium sales (000kg Nb)	1,089	1,058	1,092	1,451	1,082	951	863
Operating margin ($/kg Nb)(d)	19	19	19	20	18	19	22

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.
(d)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2010